ANNUAL REPORT



P.E 12-31-2001
0-29764
International Specialty Products Inc.

ISP

INTERNATIONAL SPECIALTY PRODUCTS

Fellow Shareholders,



Sunil Kumar,
President and Chief Executive Officer

2001 was an important year of progress for our Company in terms of the strategic reshaping of our business, substantially improved operating results, and the refinancing of our long-term debt on attractive terms. Our sales revenue was slightly better than last year at $787 million and our operating income was significantly higher at $113 million. This represented a 15% increase from the previous year's operating income (even after exclusion of non-recurring charges).

Notwithstanding ISP's stronger operating performance this past year, the Company's investment performance was extremely disappointing. In addition to investment losses during the year of $9.4 million, compared with investment income of $157.1 million in the previous year, the Company incurred substantial interest expenses in connection with its investment portfolio, including its holding of approximately 10 million shares of Hercules, Inc. As a result, net income for 2001 was $0.2 million and earnings per share were breakeven. Since a detailed 10-K is included in this report, I will briefly review the key issues.

Strategic Reshaping

We established in 1999 the basic direction of growing the consumer-oriented and service intensive segments of our specialty chemical business that need technical support and innovation, downsizing our industrial butanediol business, and focusing the contract manufacturing units to specialty chemicals and higher value pharmaceutical intermediates.

In early 2001, we consolidated our butanediol manufacturing from the last remaining high-cost unit in the United States to our efficient factory in Germany. Now, all our butanediol manufacturing is in one efficient plant and we will continue to improve its capacity and costs through incremental enhancements.

In June of 2001, we acquired a highly regarded pharmaceutical fine chemicals research and development business in Haifa, Israel and combined it with our Columbus, Ohio contract manufacturing plant to create a new subsidiary called ISP FineTech. The synergies resulting from the integrated programs of Haifa and Columbus contributed to profit growth in 2001.
Moreover, this expanded technological capability will enable us to serve the high value advanced pharmaceutical intermediates business. Our other contract manufacturing plant is the Freetown, Massachusetts facility that has previously been dedicated to making materials for Polaroid, Inc. The advent of digital photography has reduced demand from Polaroid for imaging chemicals. Therefore, in early 2001 we started converting this unit to manufacture specialty chemicals for skin care, hair care, and other applications. Reflecting the market trend, the Freetown plant will also be making the Viviprint™ polymers line that we have developed for the coating of printing papers used in digital photography.
We expect that within two years more than 90% of Freetown's production will be for specialty chemicals developed by ISP.

To expand the range of our specialty chemicals we acquired from Degussa Corporation, on December 31, 2001, their biocides business that develops, manufactures and markets specialty chemicals to control mildew and bacteria in a variety of applications. This business is an excellent complement to ISP's preservatives product line. The biocides business is expected to grow from the integration with ISP's global field and service network and planned investments in product development, particularly for applications in Europe.

Operating Results in 2001

We are pleased with our operating income improvements particularly when compared with other specialty chemical manufacturers who generally reported lower results. Chemical manufacturers in the United States were negatively impacted by higher raw material costs and unfavorable impact of the high value of the US dollar versus the Euro and several other currencies. Our business overcame these factors and achieved a 15% operating profit increase largely due to better product mix, higher prices in select market segments, and better manufacturing efficiencies in most of our production facilities. The profit improvement was across all the four segments of the business and in all regions of the world. Personal Care products saw growth because of quick acceptance of our new resins for hair styling. The Pharmaceutical, Food, and Beverage segment had strong revenue growth in our Plasdone® and Gantrez® polymers used as pharmaceutical tablet excipients and bioadhesives. However, the food alginates product line experienced a sales decline due to the loss of a major customer. Performance, Fine, and Industrial chemicals had a revenue decrease in 2001 because we shut down the high cost unit for butanediol in early 2001. However, we benefited from a temporary shortage of butanediol and its derivatives because of the delayed startup of two new plants in the industry. This shortage caused a temporary increase in market prices that have now fallen back to year 2000 levels. The Fine Chemicals business had good revenue and profit growth because of several new contracts for the manufacture of pharmaceutical intermediates and the addition of the Israel based research and development business we acquired in June 2001. The Minerals business had 12% revenue growth but profit margins declined due to the impact of the high cost of natural gas in the first half of 2001 and market pricing pressures.

In total, we achieved operating income of $113 million or 14% of sales, and an EBITDA margin of 20% of sales.

Corporate Refinancing and Restructuring

Taking advantage of favorable conditions in the credit markets, the Company refinanced more than $1 billion of its outstanding debt last year. The refinancing, accomplished in the bank, institutional and high-yield markets, substantially extended our debt maturities at attractive rates – thereby providing the Company with the necessary financial flexibility to achieve its long-term growth plans.

In order to facilitate the refinancing, the Company moved at the same time to increase the visibility of its operating businesses by providing greater transparency in connection with its financial reporting with respect to its operating businesses on the one hand and investment activities on the other. In so doing, the Company established ISP Chemco as an operating subsidiary for its chemicals and minerals businesses, while the Company's investment activities will be conducted through ISP Investco – both wholly owned subsidiaries of ISP.

Outlook for 2002 and Beyond

Consumer-oriented specialty chemical products comprise over two-thirds of our revenue base. This business has good momentum in new product introductions, field sales and technical service effectiveness, and manufacturing efficiencies. Our minerals business also has steady growth in demand for its products and continuing improvements in its manufacturing process. Hence, we expect continued profit growth in most of the specialty chemicals and in the minerals businesses, but we anticipate ongoing pricing pressures in the commodity type butanediol and related products. We continue to look for opportunities to expand our range of specialty chemicals through alliances and opportunistic acquisitions to further enhance the attractiveness of our business.

Investments

The Company reported an investment loss, before related interest expenses, of $9.4 million in 2001 compared to investment income of $157.1 million in the previous year. Investment income in the previous year included a gain of $127.6 million from the sale of our equity holdings in Dexter Corporation and Life Technologies, Inc.
Our current investments include a more than 9% interest in Hercules, a U.S. based specialty chemicals company with annual sales of more than $3 billion, where we won four seats on the Board as the result of a contested proxy election in May, 2001. We are currently attempting to work with the Hercules Board to maximize the value of its businesses for all Hercules shareholders.

We are pleased with the progress we made in 2001. I want to take this opportunity to thank my 2600 associates at ISP sites all around the world for their creative and customer focused efforts. I am pleased to welcome Neal Murphy as Chief Financial Officer of our Company and Alan Meckler and Robert Englander as new Directors to the ISP Board.

Sincerely,

Sunil Kumar

Sunil Kumar, President and Chief Executive Officer

GROWTH

Enhanced Solutions

EXTENDING AND STRENGTHENING MARKET REACH
Innovation and Prospecting was introduced as a key theme throughout the ISP organization in 2001, to drive the search for new applications for customers. It proved to be a successful strategy in generating new business and enhancing our global reputation. Additionally the ISP Key Account Management program has shown tangible results, in drawing us closer to our major customers, increasing our understanding of their requirements, and providing them with enhanced solutions and a more efficient service. We will increase the pace of our interactions with major customers worldwide in the coming year to become even better in providing them with 'best in class' service.

The centralization of Customer Sales Service centers in both Europe and North America has played a major role in raising the level of support for customers, enabling a broadening and deepening of relationships and increasing successes.



Acquisitions & Alliances

Global Business Initiatives

ISP has placed strategic emphasis on three primary growth drivers: the development of new innovative products, strategic business acquisitions and alliances. New, patented materials such as Aquaflex® FX-64, a fixative for the hair care market and the ViviPrint™ line of specialty paper coating materials for the digital printing and imaging market, represent cutting edge advances in polymer technology from ISP R&D. Both products provide customers with unique performance advantages not possible with other systems and are commensurate with our product development objectives.

Recent growth through acquisition came with the Industrial Biocide business from Degussa. Biocides represent an exciting addition to the ISP core specialty family, opening up many new opportunities and offering new business synergies with existing ISP core competencies in the control of microorganisms in cosmetic applications.



Innovation

Customer Focused

Total Service

Providing Total Service to Global Customers

ISP has a developed global network of technical service centers staffed with skilled scientists and technicians, with the objective of utilizing ISP materials, technologies and expertise to provide solutions to the challenges customers face in the development of products for regional and global markets. The commitment to continuous, high quality sales and technical service strengthens our partnerships with multinational customers and is a competitive advantage to ISP in the global marketplace.

Service has also been enhanced through a program of extensions to ISP's network of technical service laboratories. These include the addition of a food ingredients laboratory and expanded facilities to accommodate a technical center of excellence for digital printing technology in Mexico. A new state-of-the-art technology center is coming on stream in Brazil to provide pharmaceutical formulation design and personal care technical service development. A new microbiology facility is planned to complement the European technical service laboratory in the United Kingdom. In Singapore, technical expansion will include the addition of both a global performance chemicals applications laboratory and a food ingredients laboratory.

Developing Customer Partnerships

ISP strives to optimize its position in the marketplace as a world-class supplier of innovative, functional and cost effective new products and services through the development of mutually beneficial, long-term partnerships with key customers. These partnerships enable ISP to support a robust pipeline of new products while assisting customers to achieve their growth objectives. This strategy is contributing to ISP's maintenance of its position as a first choice supplier for market-leading customers worldwide.







Continuous Improvement

Capitalizing on Manufacturing Efficiencies

Throughout 2001 ISP continued to work effectively to build process capabilities, increasing the flexibility and efficiency of its diverse and well-established manufacturing facilities. Improving the connection and communications effectiveness of manufacturing operations with sales, marketing and R&D to better meet the needs of customers were the key priority. Consistent with this objective, efforts were successfully focused on initiatives that included process optimization and waste reduction, which yielded improvements in quality performance and reduced manufacturing costs, further enhancing ISP's competitiveness.

Across all operations and integrated into all activities, continuous improvement in safety and environmental performance was achieved and challenging objectives for 2002 will further drive this core commitment.







QUALITY

ISP Around The World



○ Manufacturing Facilities
△ Technical Service Laboratories
□ Sales & Service Offices
◇ Joint Venture Manufacturing Facilities





LOCATIONS

UNITED STATES

MANUFACTURING FACILITIES
Alabama, Huntsville
California, San Diego
Kentucky, Calvert City
Massachusetts, Freetown
Missouri, Annapolis
New Jersey, Chatham
Ohio, Columbus
Pennsylvania, Blue Ridge Summit
Texas, Texas City
Wisconsin, Pembine

TECHNICAL SERVICE LABORATORIES
Alabama, Huntsville
California, San Diego
Kentucky, Calvert City
Maryland, Hagerstown
Massachusetts, Freetown
New Jersey, Chatham
New Jersey, Piscataway
New Jersey, Wayne
Ohio, Columbus
Texas, Texas City

SALES & SERVICE OFFICES
California, San Diego
California, Sherman Oaks
Illinois, Lombard
Maryland, Hagerstown
New Jersey, Wayne
North Carolina, Charlotte
Ohio, Columbus

INTERNATIONAL

MANUFACTURING FACILITIES
Canada, Leaside, Ontario
Germany, Marl
Scotland, Girvan

TECHNICAL SERVICE LABORATORIES
Brazil, São Paulo
Canada, Leaside, Ontario
China, Shanghai
England, Tadworth
Israel, Haifa
Mexico, Mexico City
India, Nagpur
Scotland, Girvan
Singapore
Japan, Tokyo
Turkey, Istanbul

SALES & SERVICE OFFICES
Argentina, Buenos Aires
Australia, Box Hill, Victoria
Australia, Silverwater, N.S.W.
Belgium, Sint-Niklaas
Brazil, Rio de Janeiro
Brazil, São Paulo
Bulgaria, Sofia
Canada, Mississauga, Ontario
China, Beijing
China, Chengdu
China, Guangzhou
China, Hong Kong
China, Shanghai
Czech Republic, Prague
England, Tadworth
France, Paris
Germany, Cologne
Hungary, Budapest
India, Mumbai
India, Hyderabad
Indonesia, Jakarta
Italy, Milan
Japan, Osaka
Japan, Tokyo
Korea, Seoul
Malaysia, Kuala Lumpur
Mexico, Mexico City
Philippines, Manila
Poland, Warsaw
Puerto Rico, Caguas
Russia, Moscow
Singapore
Spain, Barcelona
Switzerland, Baar
Taiwan, Taipei
Thailand, Bangkok
Turkey, Istanbul
Venezuela, Caracas

JOINT VENTURES

MANUFACTURING FACILITIES
Iceland, Reykholar
Thorungaverksmidjan h.f.
India, Nagpur
Chemfields Pharmaceuticals Pvt. Ltd.
Ireland, Kilkieran
Arramara Teoranta
Tasmania, King Island
Kelp Indusries Pty. Ltd.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-29764

International Specialty Products Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	51-0376469 (I.R.S. Employer Identification No.)
300 Delaware Avenue Suite 303 Wilmington, Delaware (Address of Principal Executive Offices)	19801 (Zip Code)

Registrant's telephone number, including area code: (302) 427-5715

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of International Specialty Products Inc., in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

As of March 15, 2002, 64,550,939 shares of common stock of the registrant were outstanding. The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 15, 2002 was $99,576,422. The aggregate market value was computed by reference to the closing price on the New York Stock Exchange of common stock of the registrant on such date ($8.92). For purposes of the computation, voting stock held by executive officers and directors of the registrant has been excluded. Such exclusion is not intended, and shall not be deemed, to be an admission that such executive officers and directors are affiliates of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

The Proxy Statement for the 2002 Annual Meeting of Stockholders of International Specialty Products Inc. to be filed within 120 days after the registrant's fiscal year-end (the "Proxy Statement") is incorporated by reference in Part III, Items 10, 11, 12 and 13.

PART I

Item 1. *Business*

General

International Specialty Products Inc., formerly known as ISP Holdings Inc., is a leading multinational manufacturer of specialty chemicals and mineral products. Unless otherwise indicated by the context, "we," "us," "our," and "ISP" refer to International Specialty Products Inc. and its consolidated subsidiaries.

ISP operates its business exclusively through its direct and indirect subsidiaries. ISP was incorporated in Delaware in 1996. ISP owns all of the issued and outstanding capital stock of International Specialty Holdings Inc., formerly known as Newco Holdings, which was formed in 2001 in connection with an internal restructuring we completed in June 2001. International Specialty Holdings owns all of the issued and outstanding capital stock of ISP Chemco Inc., formerly known as ISP Opco Holdings Inc., and ISP Investco LLC. ISP Chemco operates our specialty chemicals business, exclusively through its direct and indirect subsidiaries. ISP Investco was formed in 2001 for the purpose of holding all of our investment assets and related liabilities.

In December 2001, we entered into a letter agreement to sell our pharmaceutical fine chemicals business to Pharmaceutical Resources, Inc. On March 14, 2002, we announced that the sale would not be consummated, due to the failure of Pharmaceutical Resources to proceed with the transaction in a timely manner. Under the terms of the letter agreement, we received a $3.0 million break-up fee.

The address and telephone number of our principal executive offices are 300 Delaware Avenue, Suite 303, Wilmington, Delaware 19801, (302) 427-5715.

Financial information concerning our industry segments and foreign and domestic operations required by Item 1 is included in Notes 17 and 18 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Specialty Chemicals

Products and Markets.

We manufacture a broad spectrum of specialty chemicals having numerous applications in consumer and industrial products. We use proprietary technology to convert various raw materials, through a chain of one or more processing steps, into increasingly complex and higher value-added specialty chemicals specifically developed to meet customer requirements.

Our specialty chemicals business is organized based upon the markets for our products. Accordingly, we manage our specialty chemicals in the following three business segments:

- Personal Care — whose products are sold to the skin care and hair care markets;
- Pharmaceutical, Food and Beverage — whose products are sold to these three government-regulated industries; and
- Performance Chemicals, Fine Chemicals and Industrial — whose products are sold to numerous consumer and industrial markets.

In each of the years ending December 31, 1999, 2000 and 2001, sales of specialty chemicals represented approximately 90% of our revenues. For information about the amount of sales by each of our specialty chemicals business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations," and Note 17 to our Consolidated Financial Statements included in this Annual Report on Form 10-K. Most of our specialty chemical products fall within the following categories:

- *vinyl ether monomers* — includes several products for use in specialty and radiation-cured coatings. Our vinyl ether monomers are marketed by the Performance Chemicals group of our Performance Chemicals, Fine Chemicals and Industrial business segment.

- *vinyl ether copolymers* — includes our GANTREZ® line of products. These products serve as a bioadhesive resin in consumer products such as tartar-control toothpaste, denture adhesives and facial pore strips. Vinyl ether copolymers are marketed by our Personal Care and Pharmaceutical, Food and Beverage business segments.

- *polyvinyl pyrrolidone (PVP) polymers and copolymers* — represents our largest product group. These polymers and copolymers are marketed by all of our business segments. Our PLASDONE®, POLYCLAR® and GAFQUAT® product lines, which are used as tablet binders, beverage clarifiers and hair fixative resins, respectively, are included in this group.

- *intermediates* — includes butanediol, butenediol, butynediol, and propargyl alcohol for use in numerous industrial applications. Intermediates are marketed by our Performance Chemicals, Fine Chemicals and Industrial business segment. Our largest selling intermediate product is butanediol, which is utilized by industrial companies to manufacture spandex fibers and polybutylene terephthalate (PBT) plastics for use in automobiles.

- *solvents* — includes our M-PYROL® brand of N-methyl pyrrolidone (NMP), for use in metal degreasing and paint stripping, BLO® brand of gamma-butyrolactone, for use by electronics companies in the manufacture of semiconductors and micro-processing chips, and tetrahydrofuran (THF), which is used in the manufacture and installation of PVC pipe. Solvents are also marketed by our Performance Chemicals, Fine Chemicals and Industrial business segment.

- *alginates* — includes sodium alginate, propylene glycol alginate and other alginate derivatives for use as thickeners, stabilizers and viscosity modifiers. These products are marketed by our Pharmaceutical, Food and Beverage business segment, with the majority of our sales to the food industry.

The balance of our specialty chemical products are marketed by our Performance Chemicals, Fine Chemicals and Industrial business segment, along with sunscreens, preservatives and emollients, each marketed by our Personal Care business segment.

Personal Care. Our Personal Care business segment markets numerous specialty chemicals that serve as critical ingredients in the formulation of many well-known skin care, hair care, toiletry and cosmetic products.

Our skin care ingredients include:

- ultraviolet (UV) light absorbing chemicals, which serve as sunscreens;

- emollients, which provide skin softness;

- moisturizers, which enhance the skin's water balance;

- waterproofing agents, which enhance the performance of eye-liners and sunscreens in wet environments; and

- preservatives, which extend the shelf life of aqueous-based cosmetic formulations by preventing the growth of harmful bacteria.

Our ESCALOL® sunscreen actives serve as the primary active ingredient in many of the most popular sunscreens today and increasingly find applications in many other products such as lipsticks and facial creams. Our SUNSPHERES™ product, which was jointly developed through our strategic alliance with a third party, significantly enhances the sun protection properties of UV absorbers used in skin care, makeup and beach products. Our CERAPHYL® line of emollients and moisturizers provides a variety of popular bath products with their softening and moisturizing characteristics. We produce a growing number of specialty preservatives, including GERMALL® Plus, a patented product that offers broad-spectrum anti-microbial activity, and SUTTOCIDE® A, a preservative gentle enough for infant care products.

Our hair care ingredients, marketed under the GANTREZ®, GAFQUAT®, and PVP/VA family of products, include a number of specially formulated fixative resins which provide hairsprays, mousses and gels with their holding power, as well as thickeners and stabilizers for shampoos and conditioners. Utilizing our combined expertise in hair care and sunscreen applications, we developed the world's first high performance hair protectant, ESCALOL® HP-610, to prevent sun damage to hair. We also developed a new polymer, AQUAFLEX® FX-64, for use in styling products and low VOC hair sprays where it provides a soft feeling with a long lasting hold for both aerosol and pump spray applications.

Pharmaceutical, Food and Beverage. Our specialty chemicals for the Pharmaceutical, Food and Beverage markets provide a number of end-use products with their unique properties while enabling these products to meet increasingly strict regulatory requirements.

In the pharmaceutical market, our specialty chemicals serve as key ingredients in the following types of products:

- prescription and over-the-counter tablets;
- injectable prescription drugs and serums;
- cough syrups;
- antiseptics;
- toothpastes; and
- denture adhesives.

Our PLASDONE® and POLYPLASDONE® polymers for tablet binders and tablet disintegrants are established excipients for use in the production of wet granulated tablets, and our GANTREZ® bioadhesive polymers serve as critical ingredients in denture adhesives and tartar control toothpastes.

Our advanced materials product line includes the FERRONYL® brand of dietary iron supplement, which is marketed to the pharmaceutical industry.

In the food and beverage markets, our alginates and acetylene-derived polymers serve as critical ingredients in the manufacture of numerous consumer products, including salad dressings, cheese sauces, fruit fillings, beer and health drinks. For example, our alginates products, marketed under the KELCOLOID® tradename, are used as stabilizers in many well-known consumer products, while our acetylene-based specialty polymers, marketed under the POLYCLAR® tradename, serve the beverage market by assuring the clarity and extending the shelf life of beer, wine and fruit juices.

Performance Chemicals, Fine Chemicals and Industrial. Our Performance Chemicals business includes acetylene-based polymers, vinyl ether monomers and advanced materials for consumer, agricultural and industrial applications. Our acetylene-based chemistry produces a number of performance chemicals for use in a wide range of markets including:

- coatings;
- agriculture;
- imaging;
- detergents;
- electronics; and
- metalworking.

VIVIPRINT™ is our new line of polymers developed for specialty coating applications in ink jet printing. These products provide significant moisture and abrasion resistance, high gloss and excellent resolution for high quality printers and photo reproductions.

Our advanced materials product line includes high-purity carbonyl iron powders, sold under the MICROPOWDER® name, for use in the aerospace, defense, electronics and powder metallurgy industries.

On December 31, 2001, we acquired the industrial biocides business of Degussa Corporation. This business is comprised of a broad range of preservatives and fungicides for various product applications, including paints and coatings. The acquisition, which includes a manufacturing plant in Toronto, Canada, complements our strategic platform for preservation and significantly expands our specialty chemicals offering to the coatings industry.

Our Fine Chemicals business focuses on the production of a variety of highly specialized products sold to the pharmaceutical, biotechnology, agricultural and imaging markets. We also offer custom manufacturing services for these industries. The pharmaceutical ingredients portion of the business is centered in our Columbus, Ohio facility.

We have expanded our Freetown, Massachusetts manufacturing facility's production capabilities to allow for the manufacture of some specialty chemical product lines for our Personal Care business segment and to offer custom manufacturing capability to the pharmaceutical, biotechnology, agricultural and chemical process industries. In connection with the relocation of some of our production lines for our Personal Care business segment to our Freetown facility, we shut down our manufacturing operation at our Belleville, New Jersey plant in the first quarter of 2001.

In our Industrial business, we market several intermediate and solvent products, such as butanediol, tetrahydrofuran (THF) and N-methyl pyrrolidone (NMP), for use in a variety of industries, including:

- high performance plastics;
- lubricating oil and chemical processing;
- electronics cleaning; and
- coatings.

In addition, we offer a family of environmentally friendly products that can replace chlorinated and other volatile solvents for a variety of industrial uses, including cleaning, stripping and degreasing.

In the first quarter of 2001, we shut down production of butanediol at our Texas City facility and now manufacture butanediol solely at our Marl, Germany facility. We continue to produce polymers at our Calvert City and Texas City plants and also continue to produce propargyl alcohol from butynediol.

Marketing and Sales.

We market our specialty chemicals using a worldwide marketing and sales force, typically chemists or chemical engineers, who work closely with our customers to familiarize themselves with our customers' products, manufacturing processes and markets. We primarily sell our specialty chemicals directly to our customers through our global distribution network. We sell a limited portion of our specialty chemicals through distributors. We conduct our domestic marketing and sales efforts from our facility in Wayne, New Jersey and regional offices strategically located throughout the United States.

International Operations.

We conduct our international operations through 39 subsidiaries and 48 sales offices located in Europe, Canada, Latin America and the Asia-Pacific region. We also use the services of local distributors to reach markets that might otherwise be unavailable to us.

International sales of our specialty chemicals in 1999, 2000 and 2001 were approximately 48%, 50% and 52% of our total sales for those periods, respectively. Approximately 38% of our specialty chemicals sales in 2001 were in Europe and Japan. For more information about our international sales, see Note 18 to our Consolidated Financial Statements included in this Annual Report on Form 10-K. International sales are subject to exchange rate fluctuation risks. For a discussion of our policy regarding the management of these risks, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and

Financial Condition." Other countries in which we have sales are subject to additional risks, including high rates of inflation, exchange controls, government expropriation and general instability.

We own and operate ISP Marl GmbH, primarily a butanediol manufacturing facility, and ISP Acetylene GmbH, an acetylene production plant. Both production facilities are located at Degussa's Chemiepark site in Marl, Germany, and each relies upon Degussa to provide specific services, including utilities, rail transport and waste handling. We believe that the production costs for butanediol and THF at ISP Marl are among the most competitive in the industry. ISP Acetylene operates a fully-dedicated modern production facility that provides ISP Marl with its primary raw material, acetylene. ISP Acetylene, which employs electric arc technology for the production of acetylene from various hydrocarbon feedstocks, utilizes state-of-the-art gas separation technology. ISP Acetylene's entire production is dedicated to fulfilling ISP Marl's requirements and has no third-party sales.

We operate an alginates manufacturing plant in Girvan, Scotland and a research and administrative center in Tadworth, England. In addition, we hold equity investments in three seaweed processing joint ventures located in Ireland, Iceland and Tasmania. These joint ventures serve to provide our alginates business with a steady supply of its primary raw material, seaweed.

For information about the locations of our long-lived international assets, see Note 18 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Raw Materials.

Because of the multi-step processes required to manufacture our specialty chemicals, we believe that our raw materials costs represent a smaller percentage of the cost of goods sold than for most other chemical companies. We estimate that approximately one-third of our manufacturing costs are for raw materials, including energy and packaging. As a result, we believe that fluctuations in the price of raw materials have less of an impact on our specialty chemicals business than on those chemical companies for which raw materials costs represent a larger percentage of manufacturing costs.

The principal raw materials used in the manufacture of our acetylene-based specialty chemicals are acetylene, methanol and methylamine. Most of the raw materials for consumption in the United States are obtained from third party sources pursuant to supply agreements. Acetylene, a significant raw material used in the production of most of our specialty chemicals, is obtained by us for domestic use from two unaffiliated suppliers pursuant to supply contracts. At our Texas City, Texas plant, acetylene is primarily supplied via pipeline by a neighboring large multinational company that generates this raw material as a by-product from the manufacture of ethylene. At our Calvert City, Kentucky facility, acetylene is supplied via pipeline by a neighboring company that generates it from calcium carbide.

Due to the nature of the manufacturing process, electricity and hydrocarbon feedstocks, primarily butane, are critical raw materials for the production of acetylene at our operations in Marl, Germany, where methanol is also a principal raw material. Electricity, butane and methanol for our Marl, Germany operations are supplied by Degussa pursuant to a long-term supply agreement.

We believe that the diversity of our acetylene supply sources and our use of a number of acetylene production technologies, including ethylene by-product, calcium carbide and electric arc technology, provide us with a reliable supply of acetylene. In the event of a substantial interruption in the supply of acetylene from current sources, or, in the case of ISP Marl, electricity and hydrocarbon feedstocks, we cannot assure that we would be able to obtain as much acetylene from other sources as would be necessary to meet our supply requirements. To date, we have not experienced an interruption of our acetylene supply that has had a material adverse effect on our sales of specialty chemicals.

The principal raw material used in the manufacture of alginates consists of select species of seaweed. We process seaweed in both wet and dry forms. We use our own specially designed vessels to harvest, under government license, wet seaweed from leased kelp beds in the Pacific Ocean to supply our San Diego, California facility. Our Girvan, Scotland facility processes primarily dry seaweed purchased from our joint ventures in Iceland, Ireland and Tasmania, as well as from independent suppliers in South America. We believe that the species of seaweed required to manufacture alginates will remain readily available and that we will have adequate access to this seaweed to provide us with adequate supplies of this raw material for the foreseeable future.

Availability of other raw materials, including methanol and methylamine, remained adequate during 2001. We believe that, in the event of a supply interruption, we could obtain adequate supplies of raw materials from alternate sources.

We use natural gas and raw materials derived from petroleum in many of our manufacturing processes and, consequently, the price and availability of natural gas and petroleum could be material to our operations. During 2001, supplies of natural gas and petroleum remained adequate.

Mineral Products

Products and Markets.

We manufacture mineral products consisting of semiceramic-coated colored roofing granules, algae resistant granules and headlap granules, which are produced from rock deposits that are mined and crushed at our quarries. We utilize a proprietary process to produce our colored and algae resistant roofing granules. We sell our mineral roofing granules primarily to the United States roofing industry for use in the manufacture of asphalt roofing shingles. The granules help to provide weather resistance, decorative coloring, heat deflection and increased weight in the shingle. We are the second largest of only three major suppliers of colored roofing granules in the United States. For information about the amount of sales of our mineral products see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations," and Note 17 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

We estimate that approximately 80% of the asphalt shingles currently produced by the roofing industry are sold for the reroofing/replacement market, in which demand is driven not by the pace of new home construction but by the needs of homeowners to replace existing roofs. Homeowners generally replace their roofs either because they are worn, thereby creating concerns as to weather-tightness, or because of the homeowners' desire to upgrade the appearance of their homes. We estimate that the balance of the roofing industry's asphalt shingle production historically has been sold primarily for use in new housing construction. Sales of our colored mineral granules have benefited from a trend toward the increased use of heavyweight, three-dimensional laminated roofing shingles which results in both functional and aesthetic improvements. These shingles require, on average, approximately 60% more granules than traditional three-tab, lightweight roofing shingles.

Sales to Building Materials Corporation of America, or BMCA, our affiliate, and its subsidiaries constituted approximately 79% of our mineral products net sales in 2001. See Item 13, "Certain Relationships and Related Transactions" and Note 16 to our Consolidated Financial Statements included in this Annual Report on Form 10-K. See also Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2001 Compared with 2000."

Marketing and Sales.

We market our mineral products on a national basis to residential and commercial roofing manufacturers utilizing a direct sales team with expertise in product application and logistics. We ship finished products using rail and trucks from three manufacturing facilities strategically located throughout the United States. From our offices located in Hagerstown, MD, we provide logistical support and operate a customer design center to engineer product applications according to our customers' requirements. Our technical services and manufacturing teams provide support and consultation services upon specific requirements by our customers.

Raw Materials.

We own rock deposits that have specific performance characteristics, including weatherability, the ability to reflect UV light, abrasion-resistance, non-staining characteristics and the ability to absorb pigments. We own three quarries, each with proven reserves, based on current production levels, of more than 20 years.

Competition

We believe that we are either the first or second largest seller, based on revenues, worldwide of our specialty chemicals derived from acetylene, other than butanediol and tetrahydrofuran, and the second largest seller, based on revenues, of alginates.

In each end-use market, there are a limited number of companies that produce substitutable products for our acetylene-derived specialty chemicals. These companies compete with us in the personal care, pharmaceutical, beverage and industrial markets and have the effect of limiting our market penetration and pricing flexibility. For our specialty chemicals not derived from acetylene, including alginates, sunscreens, emollients, moisturizers and fine chemicals, a number of world-wide competitors can provide similar products or services.

Butanediol, which we produce primarily for use as a raw material, is also manufactured by a limited number of companies throughout the world for both their captive use or to supply the merchant market. We believe that there are three competitors of significance for merchant market butanediol. One of these competitors supplies the merchant market from its plants in the United States and in Europe. Two other competitors each supply the merchant market from their single manufacturing plants in the United States. Tetrahydrofuran and N-methyl pyrrolidone are manufactured by a number of companies throughout the world.

With regard to our mineral products, we have only one larger and one smaller competitor and believe that competition has been limited by:

- the substantial capital expenditures associated with the construction of new mineral processing and coloring plants and the acquisition of suitable rock reserves;
- the limited availability of proven rock sources;
- the complexity associated with the construction of a mineral processing and coloring plant, together with the technical know-how required to operate such a plant;
- the need to obtain, prior to commencing operations, reliable data over a substantial period of time regarding the weathering of granules in order to assure the quality and durability of the product; and
- the difficulty in obtaining the necessary permits to mine and operate a quarry.

Competition in the markets for our specialty chemicals and mineral products is largely based upon product and service quality, technology, distribution capability and price. We believe that we are well-positioned in the marketplace as a result of our broad product lines, sophisticated technology and worldwide distribution network.

Research and Development

Our worldwide research and development expenditures were $23.0, $25.6 and $25.4 million in 1999, 2000 and 2001, respectively.

Our research and development activities are conducted primarily at our worldwide technical center and laboratories in Wayne, New Jersey. Additional research and development is conducted at plant sites in Calvert City, Kentucky; Texas City, Texas; Chatham, New Jersey; Freetown, Massachusetts; Columbus, Ohio; San Diego, California; and Girvan, Scotland, and at a research center in Piscataway, New Jersey, as well as at technical centers in the United Kingdom, Germany, China, Singapore, Mexico and Israel. Our mineral products research and development facility, together with our customer design and color center, is located in Hagerstown, Maryland.

Environmental Services

We have received site designation for the construction of a hazardous waste treatment, storage and disposal facility at our Linden, New Jersey property and have received approval from the New Jersey Turnpike Authority for a direct access ramp extension from the New Jersey Turnpike to the site. If we are successful in securing the necessary permits to construct and operate the hazardous waste facility and decide to proceed with this project, we would develop and operate the facility in a separate subsidiary, either on our own or in a joint venture with a suitable partner. We estimate that the cost of constructing the facility will be approximately $100 million and, if approved, the facility is anticipated to be in operation three years after commencement of construction. We anticipate utilizing internally generated cash and/or seeking project or other independent financing for this project. We are also investigating other development opportunities at this site consistent with a plan by the County of Union to re-develop the Tremley Point area of Linden. We expect that related planning and evaluation efforts will continue through 2002.

Patents and Trademarks

As of December 31, 2001, we owned or licensed approximately 370 domestic and 540 foreign patents or patent applications and owned or licensed approximately 155 domestic and 2,015 foreign trademark registrations or applications related to our business. While we believe the patent protection covering some of our products is material to those products, we do not believe that any single patent, patent application or trademark is material to our business or operations. We believe that the duration of the existing patents and patent licenses is consistent with our business needs.

Environmental Compliance

Since 1970, a wide variety of federal, state and local environmental laws and regulations relating to environmental matters have been adopted and amended. By reason of the nature of our operations and the operations of our predecessor and certain of the substances that are or have been used, produced or discharged at our or our predecessor's plants or at other locations, we are affected by these environmental laws and regulations. We have made capital expenditures of approximately $5.0 million in each of 1999 and 2000, and approximately $6.3 million in the year ended December 31, 2001, in order to comply with these laws and regulations. These expenditures are included in additions to property, plant and equipment. We anticipate that aggregate capital expenditures relating to environmental compliance in each of the years 2002 and 2003 will be approximately $6.0 million.

The environmental laws and regulations deal with air and water emissions or discharges into the environment, as well as the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and the remediation of any releases of hazardous substances and materials to the environment. We believe that our manufacturing facilities comply in all material respects with applicable environmental laws and regulations, and, while we cannot predict whether more burdensome requirements will be adopted by governmental authorities in the future, we believe that any potential liability for compliance with environmental laws and regulations will not materially affect our business, liquidity, results of operations, cash flows or financial position.

Employees

At December 31, 2001, we employed approximately 2,600 people worldwide. Approximately 725 employees in the United States were subject to seven union contracts. We believe that our relations with our employees and their unions are satisfactory.

Other Developments

On May 24, 2001, at Hercules Incorporated's Annual Meeting, three of our director nominees, including Messrs. Heyman and Kumar, were elected as directors. On June 28, 2001, Hercules' board unanimously appointed our fourth director nominee as a director.

Item 2. *Properties*

Our corporate headquarters and principal research and development laboratories are located at a 100-acre campus-like office and research park owned by one of our subsidiaries at 1361 Alps Road, Wayne, New Jersey 07470.

The principal domestic and foreign real properties either owned by, or leased to, us are described below. Unless otherwise indicated, the properties are owned in fee. In addition to the principal facilities listed below, we maintain sales offices and warehouses in the United States and abroad, substantially all of which are in leased premises under relatively short-term leases.

Location	Facility	Product Line
	Domestic	
Alabama, Huntsville	Plant*	Specialty Chemicals
California, San Diego	Plant*	Specialty Chemicals
Kentucky, Calvert City	Plant	Specialty Chemicals
Maryland, Hagerstown	Research Center, Design Center, Sales Office	Mineral Products
Massachusetts, Freetown	Plant, Research Center	Specialty Chemicals
Missouri, Annapolis	Plant, Quarry	Mineral Products
New Jersey		
Bridgewater	Sales Office*	Specialty Chemicals
Chatham	Plant, Research Center	Specialty Chemicals
Piscataway	Research Center*, Sales Office*	Specialty Chemicals
Wayne	Headquarters, Corporate Administrative Offices, Research Center	Specialty Chemicals
New York, New York City	Corporate Administrative Offices	N/A
Ohio, Columbus	Plant, Research Center, Sales Office	Specialty Chemicals
Pennsylvania, Blue Ridge Summit	Plant, Quarry	Mineral Products
Texas, Texas City	Plant	Specialty Chemicals
Wisconsin, Pembine	Plant, Quarry	Mineral Products
	International	
Belgium, Sint-Niklaas	Sales Office, Distribution Center	Specialty Chemicals
Brazil, Sao Paulo	Sales Office*, Distribution Center*	Specialty Chemicals
Canada, Mississauga, Ontario	Sales Office*, Distribution Center*	Specialty Chemicals
Canada, Toronto, Ontario	Plant, Research Center, Sales Office, Warehouse	Specialty Chemicals
England, Tadworth	Research Center*, Sales Office*	Specialty Chemicals
Germany		
Cologne	European Headquarters*, Research Center*, Sales Office*	Specialty Chemicals
Marl	Plants**, Sales Office**	Specialty Chemicals
India, Nagpur	Plant**	Specialty Chemicals
Israel, Haifa	Plant*, Research Center*	Specialty Chemicals
Japan, Tokyo	Sales Office*	Specialty Chemicals
Scotland, Girvan	Plant	Specialty Chemicals
Singapore	Sales Office*, Distribution Center*, Asia-Pacific Headquarters*, Warehouse*	Specialty Chemicals

* Leased property

** Long-term ground lease

We believe that our plants and facilities, which are of varying ages and are of different construction types, have been satisfactorily maintained, are in good condition, are suitable for their respective operations and generally provide sufficient capacity to meet production requirements. Each plant has adequate transportation facilities for both raw materials and finished products. In 2001, we made capital expenditures in the amount of $53.0 million relating to plant, property and equipment.

Item 3. *Legal Proceedings*

We, together with other companies, are a party to a variety of proceedings and lawsuits involving environmental matters under the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conservation and Recovery Act and similar state laws, in which recovery is sought for the cost of cleanup of contaminated sites or remedial obligations are imposed, a number of which are in the early stages or have been dormant for protracted periods. We refer to these claims in this report as "Environmental Claims".

We estimate that our liability in respect of all Environmental Claims, including those relating to our closed Linden, New Jersey plant described below, and certain other environmental compliance expenses, as of December 31, 2001, is $26.6 million, before reduction for insurance recoveries reflected on our balance sheet of $21.7 million that relate to both past expenses and estimated future liabilities to which we refer as "estimated recoveries." While we cannot predict whether adverse decisions or events can occur in the future, in the opinion of management, the resolution of such matters should not be material to our business, liquidity, results of operations, cash flows or financial position. However, adverse decisions or events, particularly as to increases in remedial costs, discovery of new contamination, assertion of natural resource damages, plans for development of the Linden, New Jersey property, and the liability and the financial responsibility of our insurers and of the other parties involved at each site and their insurers, could cause us to increase our estimate of our liability in respect of those matters. It is not currently possible to estimate the amount or range of any additional liability.

After considering the relevant legal issues and other pertinent factors, we believe that we will receive the estimated recoveries and that the recoveries could be in excess of the current estimated liability for all Environmental Claims, although there can be no assurance in this regard. We believe we are entitled to substantially full defense and indemnity under our insurance policies for most Environmental Claims, although our insurers have not affirmed a legal obligation under the policies to provide indemnity for those claims.

Prior to January 1, 1997, ISP Holdings was a wholly owned subsidiary of GAF Corporation. On January 1, 1997, GAF effected a series of transactions involving its subsidiaries that resulted in, among other things, the capital stock of ISP Holdings being distributed to the stockholders of GAF. Since this distribution, we have not been a subsidiary of GAF or its successor by merger, G-I Holdings Inc. As used in this report, "G-I Holdings" includes G-I Holdings Inc. and any and all of its predecessors, including GAF Corporation, G-I Holdings Inc. and GAF Fiberglass Corporation.

In June 1997, G-I Holdings commenced litigation against the insurers on behalf of itself and its predecessors, successors, subsidiaries and related corporate entities seeking amounts substantially in excess of the estimated recoveries. While we believe that our claims are meritorious, there can be no assurance that we will prevail in our efforts to obtain amounts equal to, or in excess of, the estimated recoveries.

In June 1989, we entered into a Consent Order with the New Jersey Department of Environmental Protection requiring the development of a remediation plan for our closed Linden, New Jersey plant and the maintenance of financial assurances, currently $7.5 million, to guarantee our performance. This Consent Order does not address any potential natural resource damage claims for which an estimate cannot currently be made. In April 1993, the New Jersey Department of Environmental Protection issued orders which require the prevention of discharge of contaminated groundwater and stormwater from the site and the elimination of other potential exposure concerns. We believe, although we cannot be certain, that, taking into account our plans for development of the site, we can comply with the New Jersey Department of Environmental Protection order at a cost of approximately $17.0 million. See Item 1, "Business — Environmental Services."

For more information about legal proceedings, see Notes 8 and 19 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The following table sets forth the name, age, position and other information with respect to ISP's executive officers. Under ISP's By-laws, each director and executive officer continues in office until ISP's next annual meeting of stockholders and until his or her successor is elected and qualified. As used in this section, "ISP" refers to both Old ISP prior to the merger of Old ISP into ISP Holdings and ISP subsequent to the merger. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Name and Position Held	Age	Present Principal Occupation or Employment and Five-Year Employment History
Samuel J. Heyman Chairman of the Board	63	Mr. Heyman has been a director and Chairman of the Board of ISP since its formation and Chairman of the Board and director of one of its subsidiaries since December 2001. He was Chief Executive Officer of ISP and some of its subsidiaries from their formation to June 1999. Mr. Heyman also has been a director of G-I Holdings for more than five years and was President and Chief Executive Officer of G-I Holdings and some of its subsidiaries for more than five years until September 2000. In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related claims. Mr. Heyman was a director and Chairman of the Board of BMCA from its formation to September 2000 and served as Chief Executive Officer of BMCA and some of its subsidiaries from June 1999 to September 2000 and from June 1996 to January 1999. He is also the Chief Executive Officer, Manager and General Partner of a number of closely held real estate development companies and partnerships whose investments include commercial real estate and a portfolio of publicly traded securities. Mr. Heyman has served as a director of Hercules Incorporated, a global manufacturer and marketer of specialty chemicals, since May 2001.
Sunil Kumar President and Chief Executive Officer	52	Mr. Kumar has been a director, President and Chief Executive Officer of ISP and a director and President and Chief Executive Officer of some of its subsidiaries since June 2001 and June 1999, respectively. Mr. Kumar was a director, President and Chief Executive Officer of BMCA and some of its subsidiaries from May 1995, July 1996 and January 1999, respectively, to June 1999. He also was Chief Operating Officer of BMCA and some of its subsidiaries from March 1996 to January 1999. Mr. Kumar was President, Commercial Roofing Products Division, and Vice President of BMCA from February 1995 to March 1996. He also was a director and Vice-Chairman of the Board of G-I Holdings from January 1999 to June 1999. In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U. S. Bankruptcy Code due to its asbestos-related claims. Mr. Kumar has served as a director of Hercules Incorporated since May 2001.

Name and Position Held	Age	Present Principal Occupation or Employment and Five-Year Employment History
Richard A. Weinberg Executive Vice President, General Counsel and Secretary	42	Mr. Weinberg has been Executive Vice President, General Counsel and Secretary of ISP and its subsidiaries since May 1998 and was Senior Vice President, General Counsel and Secretary of ISP and its subsidiaries from May 1996 to May 1998. He has also been serving as a director of various ISP subsidiaries since February 2002, December 2001 and May 1996. Mr. Weinberg has been President, Chief Executive Officer, General Counsel and Secretary of G-I Holdings since September 2000 and was Executive Vice President, General Counsel and Secretary of G-I Holdings from May 1998 to September 2000. He also was Senior Vice President, General Counsel and Secretary of these corporations from May 1996 to May 1998. Mr. Weinberg has served as a director of G-I Holdings since May 1996. In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related claims. Mr. Weinberg also has been Executive Vice President, General Counsel and Secretary of BMCA and its subsidiaries since May 1998, and was Senior Vice President, General Counsel and Secretary of BMCA and its subsidiaries from May 1996 to May 1998.
Susan B. Yoss Executive Vice President — Finance and Treasurer	43	Ms. Yoss has been Executive Vice President — Finance and Treasurer of ISP and its subsidiaries since September 2000. She was Senior Vice President and Treasurer of ISP and its subsidiaries from July 1999 to September 2000 and was Vice President and Treasurer of ISP and its subsidiaries from February 1998 to June 1999. She also has been Senior Vice President of BMCA and its subsidiaries since August 2001, was Senior Vice President and Treasurer of the same companies from July 1999 to August 2001 and was Vice President and Treasurer of the same companies from February 1998 to July 1999. Ms. Yoss also has served as Senior Vice President, Chief Financial Officer and Treasurer of G-I Holdings since July 1999. In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related claims. She was Assistant Treasurer of Joseph E. Seagram & Sons, Inc., a global beverage and entertainment company for more than five years until February 1998.
Paul T. Brady Senior Vice President — Sales, Americas	39	Mr. Brady has been Senior Vice President — Sales, Americas of ISP, and a director of one of its subsidiaries since June 2001. He was Vice President — Sales, North America for ISP and some of its subsidiaries from November 2000 to June 2001. Mr. Brady was Vice President, Global Commercial Operations — ISP Alginates Inc. from October 1999 to November 2000. He was employed as Senior Director — Sales and Marketing of Monsanto Company's Kelco Alginates from January 1998 to October 1999. He was Global Sales and Marketing Director of Monsanto Company's Kelco Biopolymers from June 1997 to January 1998 and was Business Director, Nutrasweet Kelco from November 1996 to June 1997.

Name and Position Held	Age	Present Principal Occupation or Employment and Five-Year Employment History
Roger J. Cope Senior Vice President — Sales and Commercial Director - Europe	57	Mr. Cope has been Senior Vice President — Sales and Commercial Director — Europe of ISP and one of its subsidiaries since July 1999 and a director of one of its subsidiaries since June 2001. He was Senior Vice President, Pharmaceutical, Agricultural and Beverage Group of ISP and some of its subsidiaries from July 1998 to July 1999 and Vice President, Asia-Pacific Region of the same corporations from March 1997 to July 1998. Mr. Cope also held the position of Vice President — Hair Care of ISP and some of its subsidiaries from December 1995 to March 1997.
Neal E. Murphy Senior Vice President and Chief Financial Officer	45	Mr. Murphy has been Senior Vice President and Chief Financial Officer of ISP and its subsidiaries since February 2002 and a director of one of its subsidiaries since February 2002. Prior to joining ISP, he was President of PQ Europe, a global developer and producer of silica-based specialty chemicals, inorganic chemicals and performance particles from August 1999 to September 2001 and Vice President and Chief Financial Officer of PQ Corporation, the parent of PQ Europe, from May 1995 until July 1999.
Stephen R. Olsen Senior Vice President — Corporate Development and Strategy	39	Mr. Olsen has been Senior Vice President — Corporate Development and Strategy of ISP, since September 2000 and a director of some of its subsidiaries since June 2001. He was President and Chief Operating Officer of LL Building Products Inc., one of BMCA's subsidiaries, from June 1999 to September 2000. He was Vice President, Corporate Development and Vice President and General Manager, Accessories and Specialty Products, of BMCA from May 1997 to October 1998 and also was Director, Operational Planning of BMCA from December 1993 to May 1997.
Steven E. Post Senior Vice President — Operations for Specialty Chemicals	47	Mr. Post has been Senior Vice President — Operations for Specialty Chemicals of ISP, and a director of one of its subsidiaries since June 2001. He has been President of ISP Alginates Inc. since October 1999. He was employed as President of Monsanto Company's Kelco Alginates division from January 1999 to October 1999. He served as Vice President and General Manager, Alginates of Monsanto Company from December 1997 to January 1999. He was Vice President, Manufacturing for the Nutrition and Consumer sector of Monsanto Company from January 1997 to December 1997. Mr. Post was Vice President, Manufacturing Services - Nutrasweet Kelco Division of Monsanto Company from January 1996 to January 1997.
Lawrence Grenner Senior Vice President — Marketing and Product Development	59	Mr. Grenner has been Senior Vice President — Marketing and Product Development of ISP and some of its subsidiaries since June 2000. He was Vice President and Business Unit Director, Skin Care of ISP and some of its subsidiaries from January 1999 to June 2000 and Vice President, Marketing-Personal Care of ISP and some of its subsidiaries from January 1997 to January 1999.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

The following information pertains to our common stock, which is traded on the New York Stock Exchange. As of March 15, 2002, there were 188 holders of record of our outstanding shares of common stock.

	2001 by Quarter				2000 by Quarter			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Price Range Per Share								
High	$8.74	$11.25	$11.25	$9.60	$9.31	$6.50	$6.19	$7.00
Low	6.63	7.80	7.95	7.85	5.75	5.19	5.31	5.00

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 to our Consolidated Financial Statements included in this Annual Report on Form 10-K for information regarding restrictions on the payment of dividends set forth on pages F-2 to F-11 and page F-30, respectively. We have not paid dividends since 1995. Any decision to resume the payment of dividends, and the timing and amount thereof, is dependent upon, among other things, our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors. Accordingly, we cannot assure you that our Board of Directors will resume the declaration and payment of dividends or the amount thereof.

Item 6. *Selected Financial Data*

See page F-12.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

See page F-2.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Financial Condition-Market Sensitive Instruments and Risk Management" on page F-9.

Item 8. *Financial Statements and Supplementary Data*

See Index on page F-1 and Financial Statements and Supplementary Data on pages F-14 to F-47.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information relating to the directors of ISP to be contained in the Proxy Statement under the heading "Election of Directors" is incorporated by reference herein. For information relating to the executive officers of ISP, see "Executive Officers of the Registrant" in Part I of this report.

Item 11. *Executive Compensation*

The information to be contained in the Proxy Statement under the headings "Compensation of Executive Officers of the Company" and "Election of Directors" is incorporated by reference herein.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information to be contained in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference herein.

Item 13. *Certain Relationships and Related Transactions*

The information to be contained in the Proxy Statement under the captions "Election of Directors" and "Certain Transactions" is incorporated by reference herein.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

The following documents are filed as part of this report:

(a)(1) Financial Statements: See Index on page F-1.

(a)(2) Financial Statement Schedules: See Index on page F-1.

(a)(3) Exhibits:

Exhibit Number	Descriptions
3.1	— Amended and Restated Certificate of Incorporation of International Specialty Products Inc. (incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 of Form S-8 to the Registration Statement on Form S-4 of International Specialty Products Inc. (Registration No. 333-53709) (the "ISP Registration Statement")).
3.2	— By-laws of International Specialty Products Inc. (incorporated by reference to Exhibit 99.2 to the ISP Registration Statement).
4.1	— Indenture, dated as of June 27, 2001, between ISP Chemco Inc., ISP Chemicals Inc., ISP Minerals Inc. and ISP Technologies Inc., as issuers, the subsidiary guarantors party thereto, and Wilmington Trust Company, as trustee (the "2011 Notes Indenture") (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of ISP Chemco Inc. (Registration No. 333-70144) (the "ISP Chemco Registration Statement")).
4.2	— Amendment No. 1 to the 2011 Notes Indenture, dated as of November 13, 2001 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of ISP Chemco Inc. (Registration No. 333-75574)).
4.3	— Registration Rights Agreement, dated as of November 13, 2001, by and among ISP Chemco Inc., ISP Chemicals Inc., ISP Minerals Inc. and ISP Technologies Inc., as issuers, the subsidiary guarantors party thereto, and UBS Warburg LLC, as initial purchaser (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-4 of ISP Chemco Inc. (Registration No. 333-75574)).
4.4	— Indenture, dated as of December 13, 2001, between International Specialty Holdings Inc., as issuer and Wilmington Trust Company, as trustee.
4.5	— A/B Exchange Registration Rights Agreement, dated as of December 13, 2001, by and among International Specialty Holdings Inc., as issuer and Bear Stearns & Co. Inc. and UBS Warburg LLC as initial purchasers.

Exhibit Number	Descriptions
10.1	— Amended and Restated Management Agreement, dated as of January 1, 1999, by and among GAF Corporation, G-I Holdings Inc., G Industries Corp., Merick Inc., GAF Fiberglass Corporation, International Specialty Products Inc., GAF Building Materials Corporation, GAF Broadcasting Company, Inc., Building Materials Corporation of America and ISP Opco Holdings Inc. (incorporated by reference to Exhibit 10.1 to Building Materials Corporation of America's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
10.2	— Amendment No. 1 to the Amended and Restated Management Agreement, dated as of January 1, 2000 by and among GAF Corporation, G-I Holdings Inc., G Industries Corp., Merick Inc., GAF Fiberglass Corporation, International Specialty Products Inc., GAF Building Materials Corporation, GAF Broadcasting Company, Inc., Building Materials Corporation of America and ISP Opco Holdings Inc., as assignee of International Specialty Products Inc. (incorporated by reference to Exhibit 10.2 to International Specialty Products Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "1999 Form 10-K")).
10.3	— Amendment No. 2 to the Amended and Restated Management Agreement, dated as of January 1, 2001 by and among G-1 Holdings Inc., Merick Inc., International Specialty Products Inc., GAF Broadcasting Company, Inc., Building Materials Corporation of America and ISP Opco Holdings Inc., as assignee of International Specialty Products Inc. (incorporated by reference to Exhibit 10.3 to International Specialty Products Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 Form 10-K")).
10.4	— Amendment No. 3 to the Amended and Restated Management Agreement, dated as of June 27, 2001 by and among G-1 Holdings Inc., Merick Inc., International Specialty Products Inc., ISP Investco LLC, GAF Broadcasting Company, Inc., Building Materials Corporation of America and ISP Management Company, Inc., as assignee of ISP Chemco Inc. (incorporated by reference to Exhibit 10.7 to the ISP Chemco Registration Statement).
10.5	— Amendment No. 4 to the Amended and Restated Management Agreement, dated as of January 1, 2002 by and among G-1 Holdings Inc., Merick Inc., International Specialty Products Inc., ISP Investco LLC, GAF Broadcasting Company, Inc., Building Materials Corporation of America and ISP Management Company, Inc., as assignee of ISP Chemco Inc.
10.6	— Indemnification Agreement, dated as of October 18, 1996, among GAF Corporation, G-I Holdings Inc., ISP Holdings Inc., G Industries Corp. and GAF Fiberglass Corporation (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of ISP Holdings Inc. (Registration No. 333-17827) (the "Holdings Registration Statement")).
10.7	— Tax Sharing Agreement, dated as of January 1, 1997, among ISP Holdings Inc., International Specialty Products Inc. and certain subsidiaries of International Specialty Products Inc. (incorporated by reference to Exhibit 10.8 to the Holdings Registration Statement).
10.8	— Tax Sharing Agreement, dated as of January 1, 2001, by and among International Specialty Products Inc., International Specialty Holdings Inc. and ISP Chemco Inc. (incorporated by reference to Exhibit 10.8 to the ISP Chemco Registration Statement).
10.9	— Non-Qualified Retirement Plan Letter Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of International Specialty Products Inc. (Registration No. 333-40351)).*
10.10	— International Specialty Products Inc. 1991 Incentive Plan for Key Employees and Directors, as amended (incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 on Form S-8 to the ISP Registration Statement).*

Exhibit Number	Descriptions
10.11	— International Specialty Products Inc. 2000 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 of International Specialty Products Inc. (Registration Statement No. 333-81490)).*
10.12	— International Specialty Products Inc. 2000 Long-Term Incentive Plan (incorporated by reference to Annex A to International Specialty Products Inc.'s definitive proxy statement on Schedule 14A with respect to International Specialty Products Inc.'s 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 20, 2000).*
10.13	— Amendment No. 2 to the International Specialty Products Inc. 2000 Long-Term Incentive Plan (incorporated by reference to Annex C to International Specialty Products Inc.'s definitive proxy statement on Schedule 14A with respect to International Specialty Products Inc.'s 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 20, 2001)*.
10.14	— Letter Agreement, dated September 29, 1999, between International Specialty Products Inc. and Sunil Kumar (incorporated by reference to Exhibit 10 to the International Specialty Products Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 1999).*
10.15	— First Amendment to Letter Agreement dated September 29, 1999 between International Specialty Products Inc. and Sunil Kumar (incorporated by reference to Exhibit 10.11 to International Specialty Products Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).*
10.16	— International Specialty Products Inc. Yoss Restricted Share Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 of International Specialty Products Inc. (Registration No. 333-52504)).*
10.17	— International Specialty Products Inc. Olsen Restricted Share Plan (incorporated by reference to Exhibit 4.3 to the Form S-8 of International Specialty Products Inc. (Registration No. 333-52638)).*
10.18	— International Specialty Products Inc. Olsen Restricted Share Plan II (incorporated by reference to Exhibit 4.3 to the Form S-8 of International Specialty Products Inc. (Registration No. 333-81486)).*
10.19	— International Specialty Products Inc. Kumar Restricted Share Plan (incorporated by reference to Exhibit 4.3 to the Form S-8 of International Specialty Products Inc. (Registration No. 333-81488)).*
10.20	— Compensation and Indemnification Agreement among Charles M. Diker, Burt Manning and International Specialty Products Inc., dated October 10, 1997 (incorporated by reference to Exhibit 10.23 to the ISP Registration Statement).*
10.21	— Credit Agreement, dated as of June 27, 2001, between ISP Chemco Inc., ISP Chemicals Inc., ISP Minerals Inc. and ISP Technologies Inc., as borrowers, the subsidiary guarantors party thereto, the lenders party thereto, The Chase Manhattan Bank, as administrative agent, J.P. Morgan Securities Inc., as advisor, lead arranger and bookrunner, Bear Stearns Corporate Lending Inc. and UBS Warburg LLC, as co-syndication agents, and Deutsche Bank Alex. Brown Inc. and The Bank of Nova Scotia, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the ISP Chemco Registration Statement).
10.22	— Amendment No. 1 to Credit Agreement, dated as of July 24, 2001, by and among ISP Chemco Inc., ISP Chemicals Inc., ISP Technologies Inc. and ISP Minerals Inc., as borrowers, and The Chase Manhattan Bank, as administrative agent (incorporated by reference to Exhibit 10.2 to the ISP Chemco Registration Statement).

Exhibit Number		Descriptions
10.23	—	Pledge and Security Agreement, dated as of June 27, 2001, among ISP Chemco Inc., ISP Chemicals Inc., ISP Minerals Inc. and ISP Technologies Inc., as borrowers, the subsidiary guarantors party thereto, The Chase Manhattan Bank, as administrative agent, J.P. Morgan Securities Inc., as advisor, lead arranger and bookrunner, Bear Stearns Corporate Lending Inc. and UBS Warburg LLC, as co-syndication agents, and Deutsche Bank Alex. Brown Inc. and The Bank of Nova Scotia, as co-documentation agents (incorporated by reference to Exhibit 10.3 to the ISP Chemco Registration Statement).
21	—	Subsidiaries of International Specialty Products Inc.
23	—	Consent of Arthur Andersen LLP.
99.1	—	Letter to commission pursuant to temporary note 3T, dated March 22, 2002.

* Management and/or compensation plan or arrangement.

(b) Reports on Form 8-K

No reports on Form 8-K were filed in the fourth quarter of 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL SPECIALTY PRODUCTS INC.

By: /s/ NEAL E. MURPHY

Neal E. Murphy
Senior Vice President and Chief Financial Officer

Date: March 22, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 22, 2002, by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ SAMUEL J. HEYMAN Samuel J. Heyman	Chairman of the Board; Director
/s/ SUNIL KUMAR Sunil Kumar	President and Chief Executive Officer; Director (Principal Executive Officer)
/s/ CHARLES M. DIKER Charles M. Diker	Director
/s/ ROBERT ENGLANDER Robert Englander	Director
/s/ SANFORD KAPLAN Sanford Kaplan	Director
/s/ BURT MANNING Burt Manning	Director
/s/ ALAN M. MECKLER Alan M. Meckler	Director
/s/ NEAL E. MURPHY Neal E. Murphy	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

INTERNATIONAL SPECIALTY PRODUCTS INC.

FORM 10-K

INDEX TO MANAGEMENT'S DISCUSSION AND ANALYSIS, CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On July 15, 1998, International Specialty Products Inc., which we refer to as "Old ISP", merged with and into ISP Holdings Inc. In connection with the merger, our company, which was then known as ISP Holdings, changed its name to International Specialty Products Inc. In the merger, each outstanding share of Old ISP's common stock, other than those held by ISP Holdings, was converted into one share of our common stock, and the outstanding shares of Old ISP's common stock which were held by ISP Holdings were converted into an aggregate of 53,833,333 shares (or approximately 78%) of the outstanding shares of our common stock.

In October 1999, we sold the stock of our filter products subsidiaries (see Note 7 to Consolidated Financial Statements). Accordingly, the results of operations of the filter products subsidiaries have been classified as a "Discontinued Operation" within the Consolidated Financial Statements for the year 1999. The following discussion is on a continuing operations basis.

Results of Operations

2001 Compared With 2000

We recorded net income in 2001 of $0.2 million compared with $94.1 million ($1.38 diluted earnings per share) in 2000. The lower results were attributable to investment losses in 2001 compared with significant investment income in 2000, as well as higher interest expense, partially offset by improved operating income. The results for 2001 include an after-tax charge of $0.4 million ($.01 diluted earnings per share) for the cumulative effect of adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Also included in the results for 2001 are a $1.6 million gain on an insurance settlement and a $0.5 million reversal of excess restructuring reserves established in 2000.

The results for 2000 included a $14.4 million provision for restructuring and a $3.5 million gain on a contract settlement. Excluding the effect of such nonrecurring items in each year, the net loss for 2001 was $0.7 million ($.01 diluted earnings per share) compared with net income of $101.2 million ($1.49 diluted earnings per share) in 2000.

Sales for 2001 were $787.2 million compared with $783.9 million in 2000. The increase in sales resulted from higher volumes in the Pharmaceutical and Beverage, Personal Care, and Mineral Products businesses (totaling $33.5 million) and improved pricing and mix in the Industrial business ($22.4 million), offset by lower volumes in the Industrial, Alginates and Fine Chemicals businesses (totaling $45.3 million) and by the adverse effect of the stronger U.S. dollar ($10.8 million), primarily in Europe.

Operating income for the year 2001 was $112.6 million compared with $81.4 million in 2000. Excluding nonrecurring items in each year, operating income for 2001 was $110.5 million, a 15% increase compared with $95.8 million in 2000. The improvement in operating income resulted primarily from higher volumes and favorable manufacturing costs in the Pharmaceutical and Beverage and the Fine Chemicals businesses, and improved pricing and favorable manufacturing costs in the Industrial and Mineral Products businesses. These gains were partially offset by the impact of lower volumes in the Industrial, Alginates and Performance Chemicals businesses, unfavorable manufacturing costs in the Alginates and Performance Chemicals businesses and by the adverse effect of the stronger U.S. dollar, primarily in Europe. Operating income in 2001 increased in Europe, Asia-Pacific and Latin America. Excluding the nonrecurring items in each year discussed above, operating income decreased in the U.S. by $10.3 million in 2001.

Interest expense for 2001 was $86.2 million, a $5.0 million (6%) increase over the $81.2 million recorded in 2000, with the increase due to higher average borrowings, primarily reflecting the debt financing transactions discussed below in "Liquidity and Financial Condition," partially offset by the impact of lower average interest rates.

Other income (expense), net, comprises net investment income, foreign exchange gains/losses resulting from the revaluation of foreign currency-denominated accounts receivable and payable as a result of changes in exchange rates, and other nonoperating and nonrecurring items of income and expense. Other expense, net, was $25.4 million in 2001 compared with other income of $141.3 million in 2000, with the decrease the result of investment losses in 2001 versus significant investment income in 2000. Investment losses in 2001 were $9.4 million, which included a $29.1 million write-down to fair market value of certain available-for-sale securities which were sold shortly after the balance sheet date. Investment income in 2000 was $157.1 million and included net gains of $127.6 million from the sale of our investments in Dexter Corporation and Life Technologies, Inc. (see Note 3 to Consolidated Financial Statements).

Business Segment Review

A discussion of operating results for each of our business segments follows. We operate our Specialty Chemicals business through three reportable business segments, in addition to the Mineral Products segment. See Notes 17 and 18 to Consolidated Financial Statements for additional business segment and geographic information.

Personal Care

Sales for the Personal Care business segment in 2001 were $196.2 million compared with $189.0 million in 2000, while operating income in 2001 was $34.0 million compared with $33.2 million in 2000. The 4% increase in sales resulted primarily from higher volumes ($8.6 million), mainly in the North American and European hair care markets, reflecting strong mass market sales of hair gels and styling aids, and, to a lesser extent, favorable pricing and mix ($1.9 million). These sales gains were partially offset by lower volumes in the North American skin care market, reflecting increased competition in the sunscreen and preservative markets, and were also impacted by the adverse effect of the stronger U.S. dollar ($3.3 million), primarily in Europe.

The increase in operating income in 2001 was attributable to the favorable volumes and pricing and to favorable manufacturing costs, offset by an unfavorable mix, higher operating expenses and the unfavorable effect of the stronger U.S. dollar ($2.3 million), primarily in Europe.

Pharmaceutical, Food and Beverage ("PFB")

Sales for the PFB segment were $234.6 million in 2001 compared with $232.8 million in 2000. Sales for the Pharmaceutical and Beverage business increased $14.8 million (9%), reflecting volume growth ($14.7 million) across all regions and, to a lesser extent, favorable pricing and mix ($3.0 million), partially offset by the impact of the stronger U.S. dollar ($2.9 million). The sales growth in Pharmaceutical and Beverage was primarily the result of strong sales in the excipients and beverage markets, partially offset by lower sales in the oral care market. Sales for the Alginates food business decreased in 2001 by $13.0 million (20%) due to lower volumes ($11.8 million) and unfavorable pricing and mix ($1.2 million) across all regions due to competitive pressures.

Operating income for the PFB segment was $48.5 million in 2001 compared with $48.0 million in 2000. Operating income for the Pharmaceutical and Beverage business increased 37% in 2001 due to the higher volumes and pricing and to lower manufacturing costs which reflected cost savings from lower natural gas prices. Partially offsetting these improvements was the adverse impact of the stronger U.S. dollar ($2.2 million), primarily in Europe. Operating results for the Alginates food business decreased by $13.0 million from 2000, resulting from the lower unit volumes, unfavorable manufacturing costs related to lower production volumes and the impact of unfavorable pricing.

Performance Chemicals, Fine Chemicals and Industrial

Sales for the Performance Chemicals, Fine Chemicals and Industrial segment were $275.7 million for 2001, a decrease of $14.5 million (5%) compared with $290.2 million in 2000, while operating income increased to $18.5 million in 2001 compared with $4.4 million in 2000. Although all three businesses experienced sales declines in 2001, the decrease in sales was principally attributable to 8% lower Industrial sales.

Sales for the Performance Chemicals business decreased by $0.6 million (1%) in 2001. The decline in sales resulted from the adverse impact of the stronger U.S. dollar in Europe ($1.4 million) and slightly lower volumes ($0.3 million) in the specialty coatings and adhesives market, offset by favorable pricing and mix ($1.1 million). Operating results for the Performance Chemicals business decreased by $8.0 million in 2001 due mainly to an unfavorable product mix and higher manufacturing costs and, to a lesser extent, the impact of the lower volumes and the stronger U.S. dollar ($0.9 million).

Sales for the Fine Chemicals business decreased $0.7 million (1.5%) in 2001, while operating income increased $4.4 million. The lower sales reflected lower volumes related to contract sales to Polaroid, offset by sales of $2.2 million from the FineTech business, which was acquired in the second quarter of 2001 (see Note 9 to Consolidated Financial Statements), and by volume increases from other fine chemicals products. The higher operating income for Fine Chemicals in 2001 resulted from a significantly improved gross margin due to favorable manufacturing costs, and the favorable impact of the FineTech acquisition, partially offset by increased operating expenses. The gross margin in 2000 for Fine Chemicals was adversely impacted by higher energy costs and lower plant utilization.

Sales for the Industrial business decreased by $13.3 million (8%) in 2001, with the decrease resulting from lower volumes ($32.5 million) and the adverse impact of the stronger U.S. dollar in Europe ($3.1 million), partially offset by improved pricing and mix ($22.4 million). Operating income for the Industrial business improved by $17.7 million in 2001, resulting from the improved pricing and favorable manufacturing costs, reflecting favorable methanol and raw material pricing, partially offset by the unfavorable volumes and the impact of the stronger U.S. dollar.

Mineral Products

Sales for the Mineral Products segment in 2001 were $80.7 million, an $8.8 million (12%) increase compared with sales of $71.9 million in 2000, while operating income increased $1.3 million (14%) to $10.7 million in 2001. The higher sales resulted from a $4.7 million (38%) increase in third party sales and a $4.1 million (7%) increase in sales to Building Materials Corporation of America, an affiliate. The higher operating profits in 2001 reflected the improved volume and favorable manufacturing efficiencies, partially offset by higher natural gas prices and higher operating expenses due mainly to an increased provision for doubtful accounts.

Results of Operations

2000 Compared With 1999

We recorded income from continuing operations in 2000 of $94.1 million ($1.38 diluted earnings per share) compared with $49.6 million ($.72 diluted earnings per share) in 1999. Including income from a discontinued operation of $25.3 million, which reflected an after-tax gain of $23.5 million from the sale of filter products, net income in 1999 was $74.9 million ($1.09 diluted earnings per share).

The results for 2000 included a $14.4 million provision for restructuring and a $3.5 million gain on a contract settlement, while the results for 1999 included an $8.5 million pre-tax gain from the sale of our pearlescent pigments business, a non-core product line. Also in 1999, we reversed previously recorded restructuring reserves in the amount of $1.9 million and established a staff reduction program for which a pre-tax provision for severance of $2.3 million was recorded (see Note 4 to Consolidated Financial Statements). Excluding the effect of such nonrecurring items in each period, income from continuing operations for 2000 was $101.2 million ($1.49 diluted earnings per share) compared with $44.4 million ($.65 diluted earnings per share) in 1999. On a comparable basis, the higher income from continuing operations in 2000 was attributable to higher investment income, partially offset by lower operating income and higher interest expense.

Sales for 2000 were $783.9 million compared with $787.4 million in 1999. The decrease in sales was primarily attributable to lower volumes in the Fine Chemicals, Mineral Products and Performance Chemicals businesses (totaling $50.1 million), the adverse effect of the stronger U.S. dollar ($27.5 million), principally in Europe, and to lower pricing and mix in the Industrial business ($20.0 million), partially offset by the full year's contribution to sales by the Alginates business ($66.5 million) acquired in October 1999 (see Note 9 to Consolidated Financial Statements) and by improved volumes in the Pharmaceutical and Beverage business and the Personal Care segment (totaling $19.8 million). Sales in 2000 reflected 13% and 23% higher sales in the Asia-Pacific and Latin America regions, respectively, offset by lower sales in the U.S. and Europe.

Operating income was $81.4 million in 2000 compared with $146.0 million in 1999. Excluding nonrecurring items in each year, operating income for 2000 was $95.8 million compared with $137.8 million in 1999. The decrease in 2000 was attributable to lower pricing in the Industrial business, the adverse effect of the stronger U.S. dollar in Europe, higher raw material and energy costs which lowered gross margins, and lower volumes in Fine Chemicals, Mineral Products and Performance Chemicals, partially offset by the full year's contribution to operating income of the Alginates business. Operating income in 2000 decreased in the U.S. and Europe, due to the factors discussed above, while the Asia-Pacific and Latin America regions experienced a 50% and 14%, respectively, growth in operating income in 2000 over 1999.

Interest expense for 2000 was $81.2 million, a $2.6 million (3%) increase over the $78.6 million recorded in 1999, with the increase due primarily to higher average interest rates, partially offset by lower average borrowings.

Other income, net, was $141.3 million in 2000 versus $9.0 million in 1999, with the increase the result of higher investment income, reflecting net gains in 2000 of $127.6 million from the sale of our investments in Dexter Corporation and Life Technologies, Inc. (see Note 3 to Consolidated Financial Statements). Our total gain related to these investments prior to and in 1999 and 2000 was approximately $150 million prior to expenses.

Business Segment Review

A discussion of operating results for each of our business segments follows. We operate our Specialty Chemicals business through three reportable business segments, in addition to the Mineral Products segment. See Notes 17 and 18 to Consolidated Financial Statements for additional business segment and geographic information.

Personal Care

Sales for the Personal Care segment in 2000 were $189.0 million compared with $187.1 million in 1999, while operating income in 2000 was $33.2 million compared with $47.1 million in 1999, which included an $8.5 million pre-tax gain on the sale of the pearlescent pigments business, a non-core product line. The sales increase reflected higher volumes ($10.3 million), mainly in hair care products, partially offset by the adverse effect of the stronger U.S. dollar in Europe ($5.9 million) and lower average pricing in both hair care and skin care.

Operating income, excluding the gain in 1999 on the sale of the pearlescent pigments business, decreased by $5.4 million in 2000 to $33.2 million, as the impact of volume increases was offset by higher manufacturing and operating expenses, the adverse effect of the stronger U.S. dollar in Europe ($4.8 million) and lower average pricing.

Pharmaceutical, Food and Beverage ("PFB")

Sales for the PFB segment were $232.8 million in 2000 compared with $177.3 million in 1999, principally reflecting a full year's contribution to sales from the Alginates business ($66.5 million), compared with $12.8 million in 1999 after the date of its acquisition in October 1999. Sales for the Pharmaceutical and Beverage business increased $1.8 million, reflecting volume growth across all regions ($9.6 million), partially offset by the impact of the stronger U.S. dollar ($6.5 million). The sales growth was primarily the result of strong sales in the oral care and excipients markets, partially offset by lower sales in the Beverage business.

Operating income for the PFB segment was $48.0 million in 2000, an 18% improvement compared with $40.7 million in 1999, with the increase resulting from the full year's contribution from the Alginates business. Operating income for the Pharmaceutical and Beverage business decreased 9% in 2000 as the impact of favorable volumes was offset by the adverse impact of the stronger U.S. dollar in Europe ($5.2 million) and higher operating expenses.

Performance Chemicals, Fine Chemicals and Industrial

Sales for the Performance Chemicals, Fine Chemicals and Industrial segment were $290.2 million for 2000, a decrease of $45.5 million (14%) compared with $335.7 million in 1999, while operating income declined to $4.4 million in 2000 compared with $44.0 million in 1999. Although all three businesses experienced significant sales declines in 2000, the decrease in sales was primarily attributable to 34% lower Fine Chemicals sales.

Sales for the Performance Chemicals business decreased by $12.3 million (13%) in 2000. The primary factors for the decline in sales were lower volumes ($9.2 million), mainly in Europe and North America in PVP polymers in the household, industrial and institutional markets, in addition to the adverse impact of the stronger U.S. dollar in Europe ($3.0 million). Operating income for the Performance Chemicals business decreased by $6.3 million (46%) in 2000 due to the volume shortfalls and the stronger dollar ($2.4 million), partially offset by an improved gross margin due to favorable manufacturing costs.

Sales for the Fine Chemicals business decreased $23.9 million (34%) in 2000, while operating income decreased $19.1 million (85%). The Fine Chemicals business was significantly impacted by the expiration of a substantial custom manufacturing agreement at the end of 1999. Sales related to this agreement contributed $32.2 million of sales and $17.4 million of gross margin in 1999. Higher sales volumes of other fine chemicals products partially offset the impact of this contract termination. The lower operating income in 2000 was also impacted by higher energy costs and lower plant utilization.

Sales for the Industrial business decreased by $9.3 million in 2000, with the decrease resulting from unfavorable selling prices and mix ($20.0 million) and the adverse impact of the stronger U.S. dollar in Europe ($12.1 million), partially offset by volume increases ($22.8 million) in Europe and Asia-Pacific. As a result of the unfavorable pricing and the impact of the stronger dollar ($3.1 million), operating results for the Industrial business decreased by $14.4 million in 2000.

Mineral Products

Sales for the Mineral Products segment in 2000 were $71.9 million, a $15.4 million (18%) decrease compared with sales of $87.3 million in 1999, while operating income decreased $6.7 million (42%) to $9.4 million in 2000. The lower sales and operating income resulted from substantially lower third party sales, resulting from the loss of two major trade customers for colored roofing granules in the fourth quarter of 1999, which together accounted for approximately 68% of Mineral Products third party sales and approximately 23% of total Mineral Products sales in 1999. The loss of these customers adversely impacted the year 2000 sales by $19.3 million. Operating income in 2000 was also impacted by higher energy costs.

Liquidity and Financial Condition

During 2001, our net cash flow before financing activities was $68.2 million, including $254.3 million of cash generated from operations, the reinvestment of $101.4 million for capital programs and the acquisitions of the FineTech business and the industrial biocides business of Degussa Corporation (see Note 9 to Consolidated Financial Statements), and the use of $84.7 million of cash for net purchases of available-for-sale securities and other short-term investments.

Cash from operations for 2001 reflected a $186.6 million cash flow from net sales of trading securities. Excluding this cash flow, cash provided from operations for 2001 totaled $67.5 million. Cash from operations also reflects non-cash charges of $44.2 million from unrealized losses on securities in 2001 (see Note 3 to Consolidated Financial Statements). Cash invested in additional working capital totaled $48.1 million, primarily reflecting a $34.5 million increase in inventories, due mainly to higher production levels, and a $16.5 million decrease in payables and accrued liabilities.

Net cash used in financing activities in 2001 totaled $6.4 million, reflecting the debt financing transactions discussed below, financing fees and expenses of $20.5 million related to the financing transactions, repayments of long-term debt totaling $246.0 million, a $143.5 million decrease in short-term borrowings and a $100.8 million decrease in borrowings under our revolving credit agreement. In addition, financing activities included a $17.6

million cash outlay for repurchases of 1,937,800 shares of our common stock pursuant to our repurchase program. At December 31, 2001, 949,062 shares of common stock remained available for purchase under our repurchase program. The repurchased shares will be held for general purposes, including the issuance of shares under our stock option plan and for individual restricted stock plans.

On June 27, 2001, ISP Chemco, our indirect wholly owned subsidiary, and three of its wholly owned subsidiaries jointly issued $205.0 million aggregate principal amount of 10¼% Senior Subordinated Notes due 2011, which we refer to as the "2011 Notes." The net proceeds of $197.3 million, after discount and fees, were placed in a restricted cash escrow account and used to retire our 9¾% Senior Notes due 2002, which we refer to as the "2002 Notes." During the third quarter of 2001, we retired $19.9 million of the 2002 Notes, and the remaining $180.0 million of the 2002 Notes were retired on or prior to October 15, 2001. On July 31, 2001, ISP Chemco and those same three wholly owned subsidiaries jointly issued an additional $100.0 million aggregate principal amount of the 2011 Notes. These notes have the same terms as the 2011 Notes issued in June 2001. The net proceeds were $98.9 million, including $0.9 million of accrued interest from June 27, 2001 to the date of issuance, of which $98.0 million were placed in a restricted cash escrow account and used to retire a portion of our 9% Senior Notes due 2003, which we refer to as the "2003 Notes." On November 13, 2001, ISP Chemco and those same three wholly owned subsidiaries jointly issued an additional $100.0 million aggregate principal amount of the 2011 Notes. These notes have the same terms as the 2011 Notes issued in June 2001, except with respect to interest accrual and registration rights. The net proceeds of $101.0 million were placed in a restricted cash escrow account and used to retire a portion of the 2003 Notes. We retired $16.9 million aggregate principal amount of the 2003 Notes in 2001 and redeemed the remaining $307.9 million aggregate principal amount of the 2003 Notes on January 14, 2002. We will record an after-tax extraordinary charge of $4.7 million in the first quarter of 2002 in connection with this redemption.

The 2011 Notes are guaranteed by substantially all of ISP Chemco's domestic subsidiaries. The 2011 Notes were issued under an indenture which, among other things, limits the ability of ISP Chemco and its subsidiaries, except our accounts receivable subsidiary and certain immaterial subsidiaries, to incur additional debt, issue preferred stock, incur liens, and pay dividends or make certain other restricted payments and restricted investments.

In a related transaction, ISP Chemco and those same three subsidiaries which issued the 2011 Notes also entered into $450.0 million of new senior secured credit facilities, which we refer to as the "Senior Credit Facilities," the initial borrowings under which were used to repay amounts outstanding under our previous credit facility. The Senior Credit Facilities are comprised of a $225.0 million term loan with a maturity of seven years and a $225.0 million revolving credit facility which will terminate in five years. The revolving credit facility includes a borrowing capacity not in excess of $50.0 million for letters of credit. All borrowings under the Senior Credit Facilities are based on either an alternate base rate (based on the banks' base rate or on the federal funds rate) or on the eurodollar rate plus a margin based on the ratio of ISP Chemco's total consolidated debt to EBITDA (as defined in the Senior Credit Facilities). The average interest rate at December 31, 2001 on borrowings under the Senior Credit Facilities was 5.3%. The Senior Credit Facilities require compliance with various financial covenants, including a total debt leverage maintenance ratio, a senior debt leverage maintenance ratio, an interest coverage ratio and a minimum adjusted net worth. As of December 31, 2001, $95.3 million of borrowings and $5.6 million of letters of credit were outstanding under the revolving credit facility. In addition, the Senior Credit Facilities limit the ability of ISP Chemco and its subsidiaries, except its accounts receivable subsidiary and certain immaterial subsidiaries, to incur additional debt, issue preferred stock, incur liens, and pay dividends or make certain other restricted payments and restricted investments. ISP Chemco and substantially all of its domestic subsidiaries are designated as obligors under the Senior Credit Facilities. The obligations of the obligors under the Senior Credit Facilities are secured by a first-priority security interest in 100% of the capital stock of ISP Chemco's domestic subsidiaries and 66% of the capital stock of some of ISP Chemco's foreign subsidiaries, and substantially all of the real and personal property of the obligors, except for our accounts receivable subsidiary and certain immaterial subsidiaries.

On December 13, 2001, our wholly owned subsidiary, International Specialty Holdings, issued $200.0 million principal amount of 10⅝% Senior Secured Notes due 2009, which we refer to as the "2009 Notes." The net proceeds from this issuance were approximately $194.3 million, of which $125.7 million were placed in a restricted cash escrow account and used to redeem the remaining 2003 Notes on January 14, 2002. The 2009 Notes are secured by a first priority lien on all of the outstanding capital stock of ISP Chemco. The 2009 Notes are structurally subordinated to all liabilities of International Specialty Holdings' subsidiaries. The 2009 Notes were issued under an indenture which, among other things, limits the ability of International Specialty Holdings and its subsidiaries, except unrestricted subsidiaries, to incur additional debt, issue preferred stock, incur liens, and pay dividends or make certain other restricted payments and restricted investments. ISP Investco, a wholly owned subsidiary of International Specialty Holdings, its subsidiaries, our accounts receivable subsidiary and certain immaterial subsidiaries have been designated as unrestricted subsidiaries under the indenture related to the 2009 Notes.

As a result of the foregoing factors, cash and cash equivalents increased by $61.3 million during 2001 to $79.5 million, excluding $296.0 million of trading and available-for-sale securities and other short-term investments.

As of December 31, 2001, our current maturities of long-term debt, scheduled to be repaid during 2002, totaled $310.3 million, including the remaining $307.9 million outstanding amount of the 2003 Notes as of December 31, 2001, which were redeemed on January 14, 2002.

Borrowings by our subsidiaries are subject to the application of certain financial covenants contained in the Senior Credit Facilities and in the indentures governing the 2009 and 2011 Notes. As of December 31, 2001, our subsidiaries were in compliance with those covenants, and the application of those covenants would not have restricted available borrowings under the Senior Credit Facilities. See Note 13 to Consolidated Financial Statements.

The Senior Credit Facilities and the indentures governing the 2009 and 2011 Notes contain additional affirmative and negative covenants affecting some of our subsidiaries, including restrictions on transactions with affiliates, sale-leaseback transactions, mergers and transfers of all or substantially all of those subsidiaries' assets. Additionally, in the event the holders of the 2009 Notes were to foreclose on ISP Chemco's capital stock following an event of default under those notes, the sale of the capital stock would constitute a change of control of ISP Chemco. Under the indenture governing the 2011 Notes, if a change of control of ISP Chemco occurs, ISP Chemco is obligated to make an offer to repurchase the 2011 Notes from their respective holders. The terms of the Senior Credit Facilities, however, prohibit the repayment of the 2011 Notes in that event, unless and until such time as the indebtedness under the Senior Credit Facilities is repaid in full. Failure to make such repayment upon a change of control would result in a default under the 2011 Notes. A change of control of ISP Chemco would also result in a default under the Senior Credit Facilities. In the event of a default under the indenture governing the 2011 Notes or under the Senior Credit Facilities, the holders of the 2011 Notes or the lenders under the Senior Credit Facilities, as the case may be, could elect to accelerate the maturity of all the 2011 Notes or the loans under the Senior Credit Facilities. Those events could have a material adverse effect on our financial condition and results of operations.

Subject to restrictions in our Senior Credit Facilities and the indentures governing the 2009 and 2011 Notes, our subsidiaries may incur additional debt for working capital, capital expenditures, acquisitions and other purposes.

"Other assets" on the Consolidated Balance Sheets increased in 2001 by $45.7 million to $77.6 million, primarily reflecting deferred financing fees of $20.5 million related to the financing transactions discussed above and $15.8 million of intangible assets related to the acquisitions of the FineTech business and the biocides business of Degussa Corporation (see Note 9 to Consolidated Financial Statements). In addition, "Other assets" and "Other liabilities" increased by $9.0 million each due to a gross-up of environmental insurance receivables and liabilities to reflect current estimated liabilities and insurance recoveries (see Note 19 to Consolidated Financial Statements). "Other liabilities" increased in 2001 by $11.0 million to $72.7 million and also reflected a $3.8 million accrual related to our Long Term Incentive Plan (see Note 15 to Consolidated Financial Statements).

Capital expenditures are expected to be approximately $57.0 million in 2002, primarily for maintenance and compliance expenditures.

In the fourth quarter of 2001, the economic turmoil in Argentina, which resulted in the devaluation of the Argentinian currency, adversely impacted our pre-tax earnings by $0.8 million. While payments from our subsidiary in Argentina to our domestic operations may be adversely affected by current banking regulations in

Argentina, we do not believe that this situation will have a material impact on our liquidity, cash flows or results of operations. Sales by our subsidiary in Argentina were approximately $3.0 million in 2001.

For information with respect to income taxes, see Note 8 to Consolidated Financial Statements.

We do not believe that inflation has had an effect on our results of operations during the past three years. However, there can be no assurance that our business will not be affected by inflation in the future.

We have received site designation for the construction of a hazardous waste treatment, storage and disposal facility at our Linden, New Jersey property and have received approval from the New Jersey Turnpike Authority for a direct access ramp extension from the New Jersey Turnpike to the site. If we are successful in securing the necessary permits to construct and operate the hazardous waste facility and decide to proceed with this project, we would develop and operate the facility in a separate subsidiary, either on its own or in a joint venture with a suitable partner. We estimate that the cost of constructing the facility will be approximately $100 million and, if approved, the facility is anticipated to be in operation three years after commencement of construction. We anticipate utilizing internally generated cash and/or seeking project or other independent financing for this project. Accordingly, we would not expect such facility to impact materially our liquidity or capital resources. We are also investigating other development opportunities at this site consistent with a plan by the County of Union to re-develop the Tremley Point area of Linden. We expect that related planning and evaluation efforts will continue through 2002.

We, together with other companies, are a party to a variety of proceedings and lawsuits involving environmental matters. See Note 19 to Consolidated Financial Statements for further information.

Market-Sensitive Instruments and Risk Management

Our investment strategy is to seek returns in excess of money market rates on our available cash while minimizing market risks. There can be no assurance that we will be successful in implementing such a strategy. We invest primarily in international and domestic arbitrage and securities of companies involved in acquisition or reorganization transactions, including at times, common stock short positions which are offsets against long positions in securities which are expected, under certain circumstances, to be exchanged or converted into the short positions. From time to time, we invest in securities of companies that we consider undervalued. With respect to our equity positions, we are exposed to the risk of market loss. See Notes 2 and 3 to Consolidated Financial Statements.

We enter into financial instruments in the ordinary course of business in order to manage our exposure to market fluctuations in interest rates, foreign currency rates and on our short-term investments. The financial instruments we employ to reduce market risk include swaps, forwards and other hedging instruments. The financial instruments are subject to strict internal controls and their use is primarily confined to the hedging of our debt, foreign currency exposure and short-term investment portfolio. The counterparties to these financial instruments are major financial institutions with high credit standings. The amounts subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations exceed our obligations. We control credit risk through credit approvals, limits and monitoring procedures. We do not anticipate nonperformance by counterparties to these instruments.

	December 31, 2000		December 31, 2001	
	(Millions)			
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate financial instruments	$100.0	$(0.8)	$100.0	$(3.1)
Foreign currency financial instruments	$ 20.9	$ 0	$ 17.7	$ 0
Equity-related financial instruments	$ 40.1	$ 0	$ 20.7	$ 0

All of the financial instruments in the above table have a maturity of less than one year.

We enter into forward foreign exchange instruments in order to hedge a portion of both our borrowings denominated in foreign currency and transactions related to the operations of our foreign subsidiaries. Forward contract agreements require us and the counterparty to exchange fixed amounts of U.S. dollars for fixed amounts of foreign currency on specified dates. All forward contracts are in major currencies with highly liquid markets and mature within one year. Hedging strategies are approved by senior management before they are implemented.

As of December 31, 2000 and 2001, the U.S. dollar equivalent notional value of outstanding forward foreign exchange contracts was $20.9 and $17.7 million, respectively. The U.S. dollar equivalent notional value of foreign exchange contracts outstanding as of December 31, 2000 and 2001, which were entered into as a hedge of intercompany loans, was $17.0 and $17.7 million, respectively, representing 100% of our foreign currency exposure with respect to such loans.

We enter into equity-related financial instruments as a means to manage our exposure to market fluctuations on our short-term investments. As of December 31, 2001, the value of equity-related long contracts was $13.5 million, and the value of equity-related short contracts was $7.2 million, both of which are marked-to-market each month, with unrealized gains and losses included in the results of operations. As such, there is no economic cost at December 31, 2001 to terminate these instruments and therefore the fair market value is zero.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement.

We adopted SFAS No. 133 as of January 1, 2001. Accounting for interest rate swaps and foreign exchange forward contracts held by us is affected by implementation of this standard. The earnings impact of the transition adjustments related to the initial adoption of the standard was an after-tax loss of $0.4 million, which was recorded in the first quarter of 2001 as the cumulative effect of a change in accounting principle.

The Senior Credit Facilities include a $225.0 million term loan. We have designated interest rate swaps, with a total notional amount of $100 million, as a hedge of our exposure to changes in the eurodollar rate under the term loan. The interest rate swaps are structured to receive interest based on the eurodollar rate and pay interest on a fixed rate basis. A cash flow hedging relationship has been established whereby the interest rate swaps hedge the risk of changes in the eurodollar rate related to borrowings against the term loan. The interest rate swaps hedge exposure to changes in the eurodollar rate through July 2002.

On June 30, 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and eliminates the pooling method of accounting. SFAS No. 141 will not have an impact on our business since we have historically accounted for all business combinations using the purchase method of accounting. With the adoption of SFAS No. 142, goodwill will no longer be subject to amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. Companies must perform a fair-value-based goodwill impairment test. In addition, under SFAS No. 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged. Intangible assets will be amortized over their useful lives. SFAS No. 142 is effective as of January 1, 2002. On an annualized basis, our net income will increase by approximately $16.6 million, unless any impairment charges are necessary.

* * *

Forward-looking Statements

This Annual Report on Form 10-K contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are only predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. Our operations are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. The forward-looking statements included herein are made only as of the date of this Annual Report on Form 10-K and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. No assurances can be given that projected results or events will be achieved.

INTERNATIONAL SPECIALTY PRODUCTS INC.

SELECTED FINANCIAL DATA

Set forth below are our selected consolidated financial data. On July 15, 1998, Old ISP merged with and into ISP Holdings. In connection with the merger, ISP Holdings changed its name to International Specialty Products Inc. The financial information presented herein for periods prior to the merger of Old ISP and ISP Holdings represent the results of the former ISP Holdings. In October 1999, we sold the stock of our filter products subsidiaries (see Note 7 to Consolidated Financial Statements). Accordingly, the results of operations and assets and liabilities of the filter products subsidiaries have been classified as a "Discontinued Operation" within the Selected Financial Data below for all periods presented prior to 2000.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
	(Thousands, except per share amounts)				
Operating Data:					
Net sales	$ 708,971	$ 784,616	$ 787,356	$ 783,941	$ 787,216
Gross profit	295,199	321,105	304,959	269,054	286,379
Operating income	137,689	66,177	145,978	81,353	112,589
Interest expense	73,612	75,564	78,552	81,166	86,198
Income from continuing operations before income taxes	104,219	27,168	76,454	144,975	957
Income from continuing operations before cumulative effect of change in accounting principle	51,702	2,779	49,632	94,106	607
Net income	54,005	4,812	74,930	94,106	167
Income from continuing operations per common share:					
Basic	$ .96	$ .05	$ .72	$ 1.38	$ —
Diluted	$ .96	$ .05	$ .72	$ 1.38	$ —
Other Data:					
Depreciation	$ 41,236	$ 49,272	$ 48,590	$ 51,293	$ 53,120
Amortization of goodwill and intangibles	13,294	15,025	16,344	16,192	17,229
Capital expenditures and acquisitions	67,674	163,850	108,955	58,382	101,375

	December 31,				
	1997	1998	1999	2000	2001
	(Thousands)				
Balance Sheet Data:					
Total working capital	$ 322,080	$ 406,654	$ 438,083	$ 339,751	$ 564,516
Total assets	1,483,977	1,763,870	1,835,308	1,960,284	2,172,568
Long-term debt less current maturities	798,762	896,095	820,141	524,780	919,557
Stockholders' equity	261,841	501,723	587,261	691,335	604,057

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To International Specialty Products Inc.:

We have audited the accompanying consolidated balance sheets of International Specialty Products Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, appearing on pages F-14 to F-46 of this Form 10-K, present fairly, in all material respects, the financial position of International Specialty Products Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule appearing on page S-1 of this Form 10-K is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
February 27, 2002

INTERNATIONAL SPECIALTY PRODUCTS INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	1999	2000	2001
	(Thousands, except per share amounts)		
Net sales	$ 787,356	$ 783,941	$ 787,216
Cost of products sold	(482,397)	(514,887)	(500,837)
Selling, general and administrative	(150,768)	(157,080)	(158,632)
(Provision) benefit for restructuring	(410)	(14,429)	471
Gain on insurance settlement	—	—	1,600
Gain on sale of assets	8,541	—	—
Amortization of goodwill and intangibles	(16,344)	(16,192)	(17,229)
Operating income	145,978	81,353	112,589
Interest expense	(78,552)	(81,166)	(86,198)
Gain on contract settlement	—	3,450	—
Other income (expense), net	9,028	141,338	(25,434)
Income from continuing operations before income taxes	76,454	144,975	957
Income taxes	(26,822)	(50,869)	(350)
Income from continuing operations	49,632	94,106	607
Discontinued operation:			
Income from discontinued operation, net of income taxes	1,769	—	—
Gain on sale of discontinued operation, net of income taxes of $12,725	23,529	—	—
Income from discontinued operation	25,298	—	—
Income before cumulative effect of change in accounting principle	74,930	94,106	607
Cumulative effect of change in accounting principle, net of income tax benefit of $216	—	—	(440)
Net income	$ 74,930	$ 94,106	$ 167
Earnings per common share:			
Basic:			
Income from continuing operations	$ .72	$ 1.38	$ .01
Income from discontinued operation	.37	—	—
Cumulative effect of accounting change	—	—	(.01)
Net income	$ 1.09	$ 1.38	$ —
Diluted:			
Income from continuing operations	$ .72	$ 1.38	$ .01
Income from discontinued operation	.37	—	—
Cumulative effect of accounting change	—	—	(.01)
Net income	$ 1.09	$ 1.38	$ —
Weighted average number of common and common equivalent shares outstanding:			
Basic	68,536	68,096	65,772
Diluted	68,685	68,096	65,853

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL SPECIALTY PRODUCTS INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 2001
	(Thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 18,181	$ 79,509
Investments in trading securities	303,103	54,437
Investments in available-for-sale securities	222,327	239,273
Other short-term investments	19,129	2,299
Restricted cash	—	307,866
Accounts receivable, trade, less reserve of $4,911 and $5,472	89,173	86,574
Accounts receivable, other	19,596	20,357
Receivable from related parties, net	11,624	9,009
Inventories	150,948	190,582
Other current assets	36,928	41,564
Total Current Assets	871,009	1,031,470
Property, plant and equipment, net	562,973	560,844
Excess of cost over net assets of businesses acquired, net of accumulated amortization of $165,880 and $182,526	494,386	502,607
Other assets	31,916	77,647
Total Assets	$1,960,284	$2,172,568
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term debt	$ 143,682	$ 143
Current maturities of long-term debt	224,419	310,265
Accounts payable	58,238	49,088
Accrued liabilities	91,309	97,659
Income taxes	13,610	9,799
Total Current Liabilities	531,258	466,954
Long-term debt less current maturities	524,780	919,557
Deferred income taxes	151,181	109,297
Other liabilities	61,730	72,703
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value per share; 20,000,000 shares authorized: no shares issued	—	—
Common stock, $.01 par value per share; 300,000,000 shares authorized: 69,546,456 shares issued	695	695
Additional paid-in capital	485,629	487,156
Unearned compensation — restricted stock awards	(1,287)	(1,166)
Treasury stock, at cost — 3,135,192 and 4,831,939 shares	(19,631)	(35,621)
Retained earnings	213,928	214,095
Accumulated other comprehensive income (loss)	12,001	(61,102)
Total Stockholders' Equity	691,335	604,057
Total Liabilities and Stockholders' Equity	$1,960,284	$2,172,568

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL SPECIALTY PRODUCTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 1999	2000	2001
		(Thousands)	
Cash and cash equivalents, beginning of year	$ 23,130	$ 23,309	$ 18,181
Cash provided by (used in) operating activities:			
Net income	74,930	94,106	167
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	—	—	440
Income from discontinued operation	(25,298)	—	—
Gain on sale of assets	(8,541)	—	—
Provision (benefit) for restructuring	410	14,429	(471)
Depreciation	48,590	51,293	53,120
Amortization of goodwill and intangibles	16,344	16,192	17,229
Deferred income taxes	6,064	26,652	(8,738)
Unrealized (gains) losses on securities and other short-term investments	(6,778)	(7,293)	44,239
Increase in working capital items	(11,851)	(4,087)	(48,073)
Purchases of trading securities	(209,649)	(528,862)	(509,914)
Proceeds from sales of trading securities	225,291	395,434	696,513
Proceeds (repayments) from sale of accounts receivable	5,558	(2,485)	(423)
(Increase) decrease in other assets	(513)	5,807	1,437
Increase (decrease) in other liabilities	503	115	(1,494)
Other decreases in property, plant and equipment	5,875	10,746	6,724
(Increase) decrease in receivable from related parties	(9,132)	2,600	2,615
Change in cumulative translation adjustment	(18,035)	(8,268)	(5,180)
Other, net	1,386	5,276	6,100
Net cash provided by continuing operations	95,154	71,655	254,291
Net cash provided by discontinued operation	5,293	—	—
Net cash provided by operating activities	100,447	71,655	254,291
Cash provided by (used in) investing activities:			
Capital expenditures and acquisitions	(108,955)	(58,382)	(101,375)
Proceeds from sale of assets	11,533	—	—
Proceeds from sale of discontinued operation	62,000	—	—
Purchases of available-for-sale securities	(432,782)	(479,401)	(309,469)
Purchases of held-to-maturity securities	(3,459)	—	—
Purchases of other short-term investments	(5,600)	—	—
Proceeds from sales of available-for-sale securities	395,659	495,096	212,006
Proceeds from held-to-maturity securities	15,746	—	—
Proceeds from sales of other short-term investments	14,716	27,795	12,765
Net cash used in investing activities	(51,142)	(14,892)	(186,073)
Cash provided by (used in) financing activities:			
Increase (decrease) in short-term debt	(6,866)	62,483	(143,539)
Proceeds from issuance of debt	—	—	828,332
Increase (decrease) in borrowings under revolving credit facility	162,400	(99,000)	(100,750)
Repayments of long-term debt	(200,378)	(10,615)	(245,982)
Increase in restricted cash	—	—	(307,866)
Financing fees and expenses	—	—	(20,470)
Repurchases of common stock	(4,987)	(15,458)	(17,610)
Other, net	2,037	557	1,491
Net cash used in financing activities	(47,794)	(62,033)	(6,394)
Effect of exchange rate changes on cash	(1,332)	142	(496)
Net change in cash and cash equivalents	179	(5,128)	61,328
Cash and cash equivalents, end of year	$ 23,309	$ 18,181	$ 79,509

INTERNATIONAL SPECIALTY PRODUCTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,		
	1999	2000	2001
		(Thousands)	
Supplemental Cash Flow Information:			
Effect on cash from (increase) decrease in working capital items*:			
Accounts receivable	$ (17,276)	$ (279)	$ 3,262
Inventories	7,627	(4,459)	(34,466)
Other current assets	156	279	(336)
Accounts payable	3,972	(5,614)	(9,385)
Accrued liabilities	(1,616)	(1,761)	(3,341)
Income taxes	(4,714)	7,747	(3,807)
Net effect on cash from increase in working capital items	$ (11,851)	$ (4,087)	$ (48,073)
Cash paid during the period for:			
Interest (net of amount capitalized)	$ 83,948	$ 80,338	$ 71,132
Income taxes paid	23,957	15,289	13,130
Acquisition of Kelco Alginates business, net of $269 cash acquired:			
Fair market value of assets acquired	$ 41,619		
Purchase price of acquisition**	39,731		
Liabilities assumed	$ 1,888		
Acquisition of FineTech Ltd.:			
Fair market value of assets acquired			$ 26,575
Purchase price of acquisition			22,450
Liabilities assumed			$ 4,125
Acquisition of industrial biocides business:			
Fair market value of assets acquired			$ 25,879
Purchase price of acquisition			25,879
Liabilities assumed			$ —

* Working capital items exclude cash and cash equivalents, short-term investments, restricted cash, short-term debt and receivables from related parties. Working capital acquired in connection with acquisitions is reflected within "Capital expenditures and acquisitions." The effects of reclassifications between noncurrent and current assets and liabilities are excluded from the amounts shown. In addition, the increase in accounts receivable shown above does not reflect the cash proceeds from the sale of the Company's domestic trade accounts receivable (see Note 10); such proceeds are reflected separately in cash from operating activities.

** The Company received a cash arbitration award in 2000 of $4.9 million which lowered the purchase price of the acquisition to $34.8 million.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL SPECIALTY PRODUCTS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Capital Stock, Additional Paid-In Capital and Unearned Compensation	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income (Loss)
			(Thousands)		
Balance, December 31, 1998	$489,980	$ (8,388)	$ (24,761)	$ 44,892	
Comprehensive income, year ended December 31, 1999:					
Net income	—	—	—	74,930	$ 74,930
Other comprehensive income, net of tax:					
Unrealized holding gains, net of income taxes of $12,054	—	—	27,949	—	27,949
Less: Reclassification adjustment for gains included in net income, net of income taxes of $2,544	—	—	2,068	—	2,068
Unrealized gains on available-for-sale securities	—	—	25,881	—	25,881
Translation adjustment	—	—	(19,367)	—	(19,367)
Less: Reclassification adjustment for translation adjustment included in net income, net of income tax effect of $521	—	—	(1,483)	—	(1,483)
Net translation adjustment	—	—	(17,884)	—	(17,884)
Minimum pension liability adjustment	—	—	4,715	—	4,715
Comprehensive income					$ 87,642
Repurchases of common stock — 629,000 shares	—	(4,987)	—	—	
Issuances under stock option plan — 291,946 shares	—	2,931	—	—	
Excess of cost of treasury stock issued over proceeds	(890)	—	—	—	
Stock issued pursuant to executive purchase agreement — 318,599 shares	(3,100)	3,100	—	—	
Effect of issuances of stock options as incentives	842	—	—	—	
Balance, December 31, 1999	$486,832	$ (7,344)	$ (12,049)	$119,822	
Comprehensive income, year ended December 31, 2000:					
Net income	—	—	—	94,106	$ 94,106
Other comprehensive income, net of tax:					
Unrealized holding gains, net of income taxes of $71,382	—	—	142,995		142,995
Less: Reclassification adjustment for gains included in net income, net of income taxes of $53,430	—	—	110,819	—	110,819
Unrealized gains on available-for-sale securities	—	—	32,176	—	32,176
Translation adjustment	—	—	(8,126)	—	(8,126)
Comprehensive income					$118,156
Repurchases of common stock — 2,772,938 shares	—	(15,458)	—	—	
Issuances under stock option plan — 86,945 shares	—	831	—	—	
Excess of cost of treasury stock issued over proceeds	(274)	—	—	—	
Issued for executive stock bonus awards — 75,000 shares	(275)	730	—	—	
Loans to executives	(167)	—	—	—	
Stock issued for executive restricted stock plans — 230,000 shares	(323)	1,610	—	—	
Unearned compensation related to restricted stock awards	(1,287)	—	—	—	
Effect of issuances of stock options as incentives	531	—	—	—	

INTERNATIONAL SPECIALTY PRODUCTS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)

	Capital Stock, Additional Paid-In Capital and Unearned Compensation	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income (Loss)
			(Thousands)		
Balance, December 31, 2000	$485,037	$(19,631)	$ 12,001	$213,928	
Comprehensive income (loss), year ended December 31, 2001:					
Net income	—	—	—	167	$ 167
Other comprehensive income (loss), net of tax:					
Unrealized holding losses, net of income tax benefit of $43,928	—	—	(82,084)	—	(82,084)
Less: Reclassification adjustment for losses included in net income, net of income tax benefit of $7,985	—	—	(15,621)	—	(15,621)
Unrealized losses on available-for-sale securities	—	—	(66,463)	—	(66,463)
Change in unrealized losses on derivative hedging instruments — cash flow hedges:					
Net derivative losses, net of tax effect of $1,189	—	—	(2,198)	—	(2,198)
Less: Reclassification adjustment for losses included in net income, net of tax effect of $667	—	—	(1,234)	—	(1,234)
Unrealized losses on derivative hedging instruments	—	—	(964)	—	(964)
Translation adjustment	—	—	(5,676)	—	(5,676)
Comprehensive loss					$(72,936)
Repurchases of common stock — 1,937,800 shares	—	(17,610)	—		
Issuances under stock option plan — 207,998 shares	—	1,392	—		
Excess of proceeds of treasury stock issued over cost	98	—	—	—	
Issued for executive stock bonus award — 13,055 shares	18	82	—	—	
Change in loans to executives	7	—	—	—	
Amortization of executive stock loan	762	—	—	—	
Stock issued for executive restricted stock plan — 20,000 shares	33	146	—	—	
Unearned compensation related to restricted stock awards	(179)	—	—	—	
Amortization of restricted stock awards compensation	300	—	—	—	
Effect of issuances of stock options as incentives	609	—	—	—	
Balance, December 31, 2001	$486,685	$(35,621)	$(61,102)	$214,095	

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1. Formation of the Company, Merger of International Specialty Products Inc. into ISP Holdings Inc. and Corporate Restructuring

On July 15, 1998, International Specialty Products Inc. ("Old ISP") merged (the "Merger") with and into ISP Holdings Inc. ("ISP Holdings"). In connection with the Merger, ISP Holdings changed its name to International Specialty Products Inc. (the "Company"). In the Merger, each outstanding share of Old ISP's common stock, other than those held by ISP Holdings, was converted into one share of common stock of the Company, and the outstanding shares of Old ISP's common stock which were held by ISP Holdings were converted into an aggregate of 53,833,333 shares (or approximately 78%) of the outstanding shares of common stock of the Company.

International Specialty Holdings Inc. ("Holdings"), a wholly owned subsidiary of the Company, was formed on June 5, 2001 in connection with the corporate restructuring discussed below. ISP Opco Holdings Inc., which changed its name on June 5, 2001 to ISP Chemco Inc. ("ISP Chemco"), a wholly owned subsidiary of Holdings, was formed on June 24, 1998 in connection with the Merger and 100 shares of its common stock were issued to the Company. At the time of the Merger, substantially all of the assets and liabilities of Old ISP were transferred to ISP Chemco. In connection with the financing transactions discussed in Note 13, the Company completed a corporate restructuring (the "Restructuring") of its business in June 2001 in order to separate its investment assets from its specialty chemicals business. As part of the Restructuring, ISP Chemco transferred net assets of approximately $235.7 million, consisting of all of its investment assets, totaling $336.7 million, associated short-term debt and the outstanding stock of certain subsidiaries to Holdings, which, in turn, transferred those assets to its newly formed subsidiary, ISP Investco LLC ("ISP Investco"). After completing these transactions, ISP Chemco's assets consist solely of those related to the Company's specialty chemicals business.

The Company is engaged principally in the manufacture and sale of a wide range of specialty chemicals and mineral products. See Notes 17 and 18 for a description of and financial information relating to the Company's business segments and foreign and domestic operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

All subsidiaries are consolidated and intercompany transactions have been eliminated.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates. Actual results could differ from those estimates. In the opinion of management, the financial statements herein contain all adjustments necessary to present fairly the financial position and the results of operations and cash flows of the Company for the periods presented. The Company has a policy to review the recoverability of long-lived assets and identify and measure any potential impairments. The Company does not anticipate any changes in management estimates that would have a material impact on operations, liquidity or capital resources.

Short-term Investments

For securities classified as "trading" (including short positions), unrealized gains and losses are reflected in the results of operations. For securities classified as "available-for-sale," unrealized gains and losses, net of income tax effect, are included in a separate component of stockholders' equity, "Accumulated other comprehensive income (loss)," and amounted to $34.0 and $(32.4) million as of December 31, 2000 and 2001, respectively. The Company periodically reviews available-for-sale securities for other than temporary impairment when the cost basis of a security exceeds the market value.

Note 2. Summary of Significant Accounting Policies — (Continued)

"Other short-term investments" are investments in limited partnerships which are accounted for by the equity method. Gains and losses are reflected in "Other income (expense), net." Liquidation of partnership interests generally require a 30 to 45 day notice period.

Cash and cash equivalents include cash on deposit and debt securities purchased with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market. The LIFO (last-in, first-out) method is utilized to determine cost for a substantial portion of the Company's domestic inventories. All other inventories are determined principally based on the FIFO (first-in, first-out) method.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method based on the estimated economic lives of the assets. The Company uses an economic life of 10-20 years for land improvements, 40 years for buildings, and 3-20 years for machinery and equipment, which includes furniture and fixtures. Certain interest charges are capitalized during the period of construction as part of the cost of property, plant and equipment.

Foreign Exchange Contracts

The Company enters into forward foreign exchange instruments in order to hedge a portion of both its borrowings denominated in foreign currency and transactions related to the operations of foreign subsidiaries. All forward contracts are reflected on the Company's Consolidated Balance Sheets at their fair market value.

Forward contract agreements require the Company and the counterparty to exchange fixed amounts of U.S. dollars for fixed amounts of foreign currency on specified dates. The market value of such contracts varies with changes in the market exchange rates. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the forward contract agreements. However, the Company does not anticipate nonperformance by the counterparties. The Company does not generally require collateral or other security to support these financial instruments.

As of December 31, 2000 and 2001, the U.S. dollar equivalent notional value of outstanding forward foreign exchange contracts was $20.9 and $17.7 million, respectively. All forward contracts are in major currencies with highly liquid markets and mature within one year. The Company uses quoted market prices obtained from major financial institutions to determine the market value of its outstanding forward exchange contracts. In addition, the U.S. dollar equivalent notional value of foreign exchange contracts outstanding as of December 31, 2000 and 2001, which were entered into as a hedge of intercompany loans, was $17.0 and $17.7 million, respectively, representing 100% of the Company's foreign currency exposure with respect to such loans. See "Derivatives and Hedging" below.

The Company continually monitors its risk from the effects of foreign currency fluctuations on its operations and on the derivative products used to hedge its risk. The Company utilizes real-time, on-line foreign exchange data and news as well as evaluation of economic information provided by financial institutions. Mark-to-market valuations are made on a regular basis. Hedging strategies are approved by senior management before being implemented.

Derivatives and Hedging

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in

Note 2. Summary of Significant Accounting Policies — (Continued)

the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement.

The Company adopted SFAS No. 133 as of January 1, 2001. Accounting for interest rate swaps and foreign exchange forward contracts held by the Company is affected by implementation of this standard. The earnings impact of the transition adjustments related to the initial adoption of the standard was an after-tax loss of approximately $0.4 million, which was recorded in the first quarter of 2001 as the cumulative effect of a change in accounting principle.

As discussed in Note 13, in June 2001, ISP Chemco Inc. ("ISP Chemco"), an indirect wholly owned subsidiary of the Company, entered into $450.0 million of Senior Credit Facilities, which include a $225.0 million term loan. The Company has designated interest rate swaps, with a total notional amount of $100 million, as a hedge of its exposure to changes in the eurodollar rate under the term loan. The interest rate swaps are structured to receive interest based on the eurodollar rate and pay interest on a fixed rate basis. A cash flow hedging relationship has been established whereby the interest rate swaps hedge the risk of changes in the eurodollar rate related to borrowings against the term loan. The interest rate swaps hedge exposure to changes in the eurodollar rate through July 2002.

At December 31, 2001, the fair value of the interest rate swaps was $3.1 million and is included within "Accrued liabilities" on the Company's Consolidated Balance Sheet. During 2001, $1.6 million related to the interest rate swaps was reclassified and charged against interest expense. In addition, $0.3 million, representing hedge ineffectiveness, was also charged against interest expense. As of December 31, 2001, included in Accumulated Other Comprehensive Loss is a $1.5 million pre-tax loss related to these interest rate swaps.

Derivatives held by the Company not designated as hedging instruments include total return equity swaps and forward foreign exchange instruments. These derivatives are being marked-to-market each period, with unrealized gains and losses included in results of operations. The total return equity swaps are held for investment income purposes. Foreign exchange forward contracts are held to offset exposure to changes in exchange rates affecting intercompany loans.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Income and expenses are translated at average exchange rates prevailing during the year. The effects of these translation adjustments are reported in a separate component of stockholders' equity, "Accumulated other comprehensive income (loss)," and amounted to $(22.0) and $(27.7) million as of December 31, 2000 and 2001, respectively. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, principally related to the revaluation of payables and receivables, are included in "Other income (expense), net" and amounted to $4.9, $(1.7) and $(4.2) million in 1999, 2000 and 2001, respectively.

New Accounting Standards

On June 30, 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and eliminates the pooling method of accounting. SFAS No. 141 will not have an impact on the Company's business since the Company has historically accounted for all business combinations using the purchase method of accounting. With the adoption of SFAS No. 142, goodwill will no longer be subject to amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. Companies must perform a fair-value-based goodwill impairment test. In addition, under SFAS No. 142, an

Note 2. **Summary of Significant Accounting Policies — (Continued)**

acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged. Intangible assets will be amortized over their useful lives. SFAS No. 142 is effective as of January 1, 2002. On an annualized basis, the Company's net income will increase by approximately $16.6 million, unless any impairment charges are necessary.

Excess of Cost Over Net Assets of Businesses Acquired ("Goodwill")

Goodwill, which arose principally from the 1989 management-led buyout of the predecessor company to the Company's former parent company, G-I Holdings, and as a result of the Merger (see Note 1), is amortized on the straight-line method over a period of approximately 40 years. The Company believes that the goodwill is recoverable. To determine if goodwill is recoverable, the Company compares the net carrying amount to undiscounted projected cash flows of the underlying businesses to which the goodwill pertains. If goodwill is not recoverable, the Company would record an impairment based on the difference between the net carrying amount and fair value. See "New Accounting Standards" above.

Revenue Recognition

Revenue is recognized at the time products are shipped to the customer.

Shipping and Handling Costs

Shipping and handling costs included in "Selling, general and administrative" expenses amounted to $24.8, $30.3 and $29.1 million for 1999, 2000 and 2001, respectively.

Debt Issuance Costs

Debt issuance costs are amortized to expense over the life of the related debt. Unamortized debt issuance costs of $3.8 and $21.3 million are included in "Other assets" in the Consolidated Balance Sheets at December 31, 2000 and 2001, respectively.

Research and Development

Research and development costs are charged to operations as incurred and amounted to $23.0, $25.6 and $25.4 million for 1999, 2000 and 2001, respectively.

Earnings per Common Share

Basic Earnings per Share are calculated based on the total weighted average number of shares of the Company's common stock outstanding during the period. Diluted Earnings per Share for periods subsequent to the Merger give effect to all potential dilutive common shares outstanding during the period under the Company's stock option plans (see Note 15).

Environmental Liability

The Company, together with other companies, is a party to a variety of proceedings and lawsuits involving environmental matters. The Company estimates that its liability with respect to such environmental matters, and certain other environmental compliance expenses, as of December 31, 2001, is $26.6 million, before reduction for insurance recoveries reflected on its Consolidated Balance Sheet of $21.7 million. The Company's liability is reflected on an undiscounted basis. The gross environmental liability is included within "Accrued liabilities" and "Other liabilities," and the estimated recoveries are included within "Other assets." See Note 19 for further discussion with respect to environmental liabilities and estimated insurance recoveries.

Note 2. Summary of Significant Accounting Policies — (Continued)

Accumulated Other Comprehensive Income (Loss)

Comprehensive Income (Loss) includes net income, unrealized gains and losses from investments in available-for-sale securities, net of income tax effect, unrealized gains and losses from derivative hedging instruments, net of income tax effect, foreign currency translation adjustments, and minimum pension liability adjustments. The Company has chosen to disclose Comprehensive Income (Loss) in the Consolidated Statements of Stockholders' Equity.

Changes in the components of "Accumulated other comprehensive income (loss)" for the years 1999, 2000 and 2001 are as follows:

	Unrealized Gains (Losses) on Available-for-Sale Securities	Unrealized Losses on Derivative Hedging Instruments	Cumulative Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 1998	$(24,037)	$ —	$ 3,991	$(4,715)	$(24,761)
Change for the year 1999	25,881	—	(17,884)	4,715	12,712
Balance, December 31, 1999	$ 1,844	$ —	$(13,893)	$ —	$(12,049)
Change for the year 2000	32,176	—	(8,126)	—	24,050
Balance, December 31, 2000	$ 34,020	$ —	$(22,019)	$ —	$ 12,001
Change for the year 2001	(66,463)	(964)	(5,676)	—	(73,103)
Balance, December 31, 2001	$(32,443)	$(964)	$(27,695)	$ —	$(61,102)

Reclassifications

Certain amounts in the 1999 and 2000 Consolidated Financial Statements have been reclassified to conform to the 2001 presentation.

Note 3. Short-term Investments

At December 31, 1999, the Company held an investment of $149.5 million (based on market value) in Life Technologies, Inc. ("Life Technologies"), a 75%-owned subsidiary of Dexter Corporation ("Dexter"). Such investment represented approximately 14% of the outstanding common stock of Life Technologies at December 31, 1999. At December 31, 1999, the Company also held an investment of $91.4 million (based on market value) in Dexter, representing approximately 10% of the outstanding common stock of Dexter at that date. Dexter and Life Technologies were acquired by Invitrogen Corporation ("Invitrogen") in a merger completed in September 2000. The Company sold its shares of Dexter common stock prior to the merger and also sold all of the Invitrogen common stock that it received in the merger for its Life Technologies shares, resulting in net gains, after expenses, in 2000 of $127.6 million. The total gain related to these investments was approximately $150 million, prior to expenses, of which a total of $16.4 million was recognized in 1998 and 1999.

The total market value of available-for-sale securities at December 31, 2001 was $239.3 million, consisting of $226.9 million of equity securities and $12.4 million of debt securities with maturities of between five and ten years. Included in available-for-sale securities at December 31, 2001 is a $107.2 million investment in Hercules Incorporated ("Hercules"). Such investment represented approximately 9.9% of the outstanding common stock of Hercules at December 31, 2001.

Note 3. Short-term Investments — (Continued)

"Other income (expense), net," includes total investment income (losses) of $16.1, $157.1 and $(9.4) million in 1999, 2000 and 2001, respectively. The investment income (losses) consist of $17.9, $163.3 and $(10.3) million of net realized and certain unrealized gains (losses) on securities in 1999, 2000 and 2001, respectively, and $(1.8), $(6.2) and $0.9 million, respectively, of net interest, dividends and investment-related expenses. In 2001, investment losses include a write-down to fair value of $29.1 million for certain available-for-sale securities sold shortly after the balance sheet date. The determination of cost in computing realized and unrealized gains and losses is based on the specific identification method.

As of December 31, 2000 and 2001, the market value of the Company's equity securities held long was $486.8 and $296.0 million, respectively, and the Company had $251.2 and $57.5 million, respectively, of short positions in common stocks, based on market value. The Company enters into equity-related financial instruments as a means to manage its exposure to market fluctuations on its short-term investments. As of December 31, 2000 and 2001, the value of equity-related long contracts was $40.1 and $13.5 million, respectively, and the value of equity-related short contracts was $0 and $7.2 million, respectively, both of which are marked-to-market each month, with unrealized gains and losses included in the results of operations. The market values referred to above are based on quotations as reported by various stock exchanges and major broker/dealers. With respect to its investments in securities, the Company is exposed to the risk of market loss.

Note 4. (Provision) Benefit for Restructuring

In January 1999, the Company announced a restructuring program that included the shutdown of its butanediol production unit at its Calvert City, Kentucky manufacturing facility, the write-down to fair value of the butanediol production assets at its Texas City and Seadrift, Texas manufacturing facilities, the write-off of fixed asset costs related to a terminated European expansion project and the consolidation of offices in its European operations. Accordingly, the Company recorded a one-time provision for restructuring and impairment loss against operating income in 1998 totaling $73.0 million.

In 1999, the Company reversed $1.9 million of such previously recorded restructuring reserves, representing an excess demolition reserve of $0.8 million and $1.1 million of other reserves, mainly for raw material contract terminations, which were no longer required. This program was completed in the third quarter of 2000. In the third quarter of 1999, the Company implemented a staff reduction program impacting corporate and worldwide executive and administrative staff positions. As a result, a total of 79 positions were eliminated in 1999 through normal attrition or termination, for which the Company recorded a pre-tax provision for severance of $2.3 million. This program was completed in the second quarter of 2000.

As part of the 1998 restructuring program, the Company wrote down to fair value the butanediol production assets at its Texas City and Seadrift, Texas manufacturing facilities. In December 2000, the Company shut down production at the Seadrift facility and shut down production of butanediol at the Texas City facility in the first quarter of 2001. Accordingly, the Company recorded a one-time restructuring charge against operating income in 2000 of $2.5 million, as detailed below. Also, in connection with the relocation of certain of the Company's production lines for personal care products to the Company's Freetown, Massachusetts facility, the Company shut down its manufacturing operation in Belleville, New Jersey in the first quarter of 2001. Accordingly, the Company recorded a restructuring charge against operating income in 2000 of $11.9 million, as detailed below.

Note 4. (Provision) Benefit for Restructuring — (Continued)

The components of the $14.4 million provision for restructuring in 2000 are as follows:

	Belleville	Texas City/ Seadrift
	(Millions)	
Write-off of production assets	$10.4	$0.4
Accrual for severance costs	0.9	0.7
Accrual for decommissioning and remediation	—	1.4
Accrual for other related costs	0.6	—
Total provision	$11.9	$2.5

Of the total $14.4 million restructuring provision, $3.6 million represented cash costs to be incurred, including severance costs of $0.9 million for 33 plant management, supervisors and operators to be terminated at the Belleville plant and severance costs of $0.7 million for 10 supervisors and operators at the Texas City and Seadrift plants. As a result of the write-off of property, plant and equipment, the Company's depreciation expense was lowered by approximately $1.4 million per year.

In 2001, $1.1 million of costs were charged against the Belleville reserve and $0.4 million of this reserve was reversed, representing an excess severance reserve and reserve for other related costs. This program was completed in the fourth quarter of 2001. In 2001, $2.0 million of costs were charged against the Texas City/Seadrift reserve and $0.1 million of this reserve was reversed, representing an excess severance reserve. This program was completed in the fourth quarter of 2001.

Note 5. Gains on Contract and Insurance Settlements

In the first quarter of 2000, the Company received $3.5 million from the settlement of a pre-1997 contract termination dispute relating to the Company's Mineral Products segment. In 2001, the Company recorded a $1.6 million gain for an anticipated receipt of an insurance settlement related to an industrial accident in 2001 at one of the Company's manufacturing facilities.

Note 6. Disposition of Assets

On April 2, 1999, the Company sold its pearlescent pigments business, a non-core product line that was part of the Personal Care business segment, which resulted in a pre-tax gain of $8.5 million. The pearlescent pigments product line accounted for $4.9 million of the Company's net sales in 1998. As a result, the sale did not have a material impact on the Company's results of operations for the year 1999.

Note 7. Discontinued Operation

On October 1, 1999, the Company sold the stock of its Filter Products subsidiaries to Hayward Industrial Products, Inc. for a purchase price of $62.0 million. The gain on the sale was $23.5 million, after income taxes of $12.7 million. Accordingly, the Filter Products business segment is reported as a discontinued operation in the Consolidated Financial Statements.

Note 7. Discontinued Operation — (Continued)

Summary operating results for the Filter Products business are as follows:

	Year Ended December 31, 1999
	(Thousands)
Net sales	$28,730
Income before income taxes	$ 2,726
Income taxes	(957)
Net income	$ 1,769

Note 8. Income Taxes

Income tax (provision) benefit from continuing operations consists of the following:

	Year Ended December 31,		
	1999	2000	2001
		(Thousands)	
Federal:			
Current	$ (1,342)	$ (3,296)	$ (930)
Deferred	(10,403)	(35,258)	8,794
Total Federal	(11,745)	(38,554)	7,864
Foreign:			
Current	(16,830)	(17,466)	(7,318)
Deferred	5,185	9,076	416
Total foreign	(11,645)	(8,390)	(6,902)
State and local:			
Current	(2,586)	(3,455)	(840)
Deferred	(846)	(470)	(472)
Total state and local	(3,432)	(3,925)	(1,312)
Income tax provision	$(26,822)	$(50,869)	$ (350)

The differences between the income tax provision computed by applying the statutory Federal income tax rate to pre-tax income, and the income tax provision reflected in the Consolidated Statements of Income are as follows:

	Year Ended December 31,		
	1999	2000	2001
		(Thousands)	
Statutory tax provision	$(26,746)	$(50,741)	$ (335)
Impact of:			
Foreign operations	4,388	5,768	5,787
State and local taxes, net of Federal benefits	(2,231)	(2,552)	(853)
Nondeductible goodwill amortization	(5,723)	(5,668)	(5,826)
Percentage depletion	1,943	1,521	659
Other, net	1,547	803	218
Income tax provision	$(26,822)	$(50,869)	$ (350)

Note 8. Income Taxes — (Continued)

The components of the net deferred tax liability are as follows:

	December 31,	
	2000	2001
	(Thousands)	
Deferred tax liabilities related to:		
Property, plant and equipment	$101,959	$107,818
Other	78,212	30,102
Total deferred tax liabilities	180,171	137,920
Deferred tax assets related to:		
Expenses not yet deducted for tax purposes	(23,742)	(22,478)
Carryover AMT and R&D credits	(11,970)	(14,391)
Other	(22,672)	(24,683)
Total deferred tax assets	(58,384)	(61,552)
Net deferred tax liability	121,787	76,368
Deferred tax assets reclassified to other current assets	29,394	32,929
Noncurrent deferred tax liability	$151,181	$109,297

The Company and certain of its subsidiaries were parties to tax sharing agreements with members of the consolidated group for Federal income tax purposes that included G-I Holdings Inc., (the "G-I Holdings Group"), in certain prior years and, accordingly, would be severally liable for any tax liability of the G-I Holdings Group in respect of those prior years. Until January 1, 1997, the Company and its subsidiaries were members of the G-I Holdings Group. Therefore, such tax sharing agreements are no longer applicable with respect to the tax liabilities of the Company and its subsidiaries for periods subsequent to January 1, 1997. The Company and certain of its subsidiaries remain obligated, however, with respect to tax liabilities imposed or that may be imposed for periods prior to such date. Among other things, those tax sharing agreements provide for the sharing of the G-I Holdings Group's consolidated tax liability based on each member's share of the tax as if such member filed on a separate basis. Accordingly, a payment of tax would be made to G-I Holdings equal to the Company's allocable share of the G-I Holdings Group's consolidated tax liability.

On September 15, 1997, G-I Holdings received a notice from the Internal Revenue Service (the "IRS") of a deficiency in the amount of $84.4 million (after taking into account the use of net operating losses and foreign tax credits otherwise available for use in later years) in connection with the formation in 1990 of Rhône-Poulenc Surfactants and Specialties, L.P. (the "surfactants partnership"), a partnership in which G-I Holdings held an interest. G-I Holdings has advised the Company that it believes that it will prevail in the tax matter arising out of the surfactants partnership, although there can be no assurance in this regard. The Company believes that the ultimate disposition of this matter will not have a material adverse effect on its business, financial position or results of operations. On September 21, 2001, the IRS filed a proof of claim with respect to such deficiency against G-I Holdings in the G-I Holdings bankruptcy. If such proof of claim is sustained, the Company and/or some of the Company's subsidiaries, together with G-I Holdings and several current and former subsidiaries of G-I Holdings would be severally liable for such taxes and interest in the amount of approximately $250.0 million should G-I Holdings be unable to satisfy such liability. In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related bodily injury claims relating to the inhalation of asbestos fiber. See Note 19.

Note 9. Acquisitions

On October 15, 1999, the Company acquired substantially all of the assets of the Kelco Alginates division of Monsanto Company, including manufacturing facilities in San Diego, California and Girvan, Scotland, a research facility in Tadworth, England and equity investments in three seaweed processing joint ventures in Ireland, Iceland and Tasmania. The alginates business manufactures sodium alginate, propylene glycol alginate and other alginate derivatives. The results of the alginates business, including sales of $12.8 million for 1999, are included in the Company's financial statements from the date of its acquisition and were not material to 1999 operations.

On June 7, 2001, the Company completed the acquisition of substantially all of the assets of FineTech Ltd. ("FineTech"), a pharmaceutical research company based in Haifa, Israel. FineTech specializes in the design of proprietary synthetic routes and methodologies used in the production of highly complex and valuable organic compounds for the pharmaceutical industry. The acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of the identifiable assets acquired, including $9.5 million of intangible assets, and the excess was recorded as goodwill, pending management's valuation of the fair values of the net assets acquired as of the date of acquisition. The results of the FineTech business, including sales of $2.2 million in 2001, are included in the Company's results from the date of its acquisition and were not material to 2001 operations.

On December 31, 2001, the Company's wholly owned subsidiary, ISP (Canada) Inc. completed the acquisition of the industrial biocides business of Degussa Corporation. The industrial biocides business manufactures FUNGITROL® fungicides, NUOSEPT® preservatives, NUOCIDE® fungicides and algaecides, and BIOTREND® biocides. The acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of the identifiable assets acquired, including $6.3 million of intangible assets, and the excess was recorded as goodwill, pending management's valuation of the fair values of the net assets acquired as of the date of acquisition. The results of the industrial biocides business will be included in the Company's results from the date of its acquisition. This business had sales of approximately $27 million in 2001.

Note 10. Sale of Accounts Receivable

In October 2001, the Company entered into a new agreement for the sale of its domestic receivables, under which the company sells certain of its trade accounts receivable without recourse. This agreement replaces the previous agreement which terminated in October 2001. The new agreement has a termination date of October 2004 and provides for up to $40.0 million in cash to be made available to the Company based on eligible receivables outstanding from time to time. The excess of accounts receivable sold over the net proceeds received is included in "Accounts receivable, other." The effective cost to the Company varies with LIBOR or commercial paper rates and is included in "Other income (expense), net" and amounted to $2.5, $2.3 and $1.9 million in 1999, 2000 and 2001, respectively.

Note 11. Inventories

Inventories comprise the following:

	December 31,	
	2000	2001
	(Thousands)	
Finished goods	$ 93,356	$119,124
Work-in-process	29,022	37,332
Raw materials and supplies	28,570	34,126
Inventories	$150,948	$190,582

Note 11. Inventories — (Continued)

At December 31, 2000 and 2001, $38.7 and $60.1 million, respectively, of domestic inventories were valued using the LIFO method. If the FIFO inventory method had been used to value these inventories, they would have been $0.1 million lower at December 31, 2000 and $3.7 million higher at December 31, 2001.

Note 12. Property, Plant and Equipment

Property, plant and equipment, net, comprises the following:

	December 31, 2000	December 31, 2001
	(Thousands)	
Land and land improvements	$ 78,236	$ 80,594
Buildings and building equipment	105,279	111,347
Machinery and equipment	630,751	689,132
Construction in progress	60,326	45,592
Total	874,592	926,665
Less accumulated depreciation	(311,619)	(365,821)
Property, plant and equipment, net	$ 562,973	$ 560,844

See Note 19 for information regarding capital leases.

Note 13. Long-term Debt and Lines of Credit

Long-term debt comprises the following:

	December 31, 2000	December 31, 2001
	(Thousands)	
9¾% Senior Notes due February 2002	$ 199,871	$ —
9% Senior Notes due October 2003	324,638	307,858
Senior Credit Facilities:		
Term loan expiring June 2008	—	223,875
Revolving credit facility	196,000	95,250
10⅝% Senior Secured Notes due 2009	—	200,000
10¼% Senior Subordinated Notes due 2011	—	402,536
Obligation on mortgaged property, due January 2001	28,125	—
Obligations under capital leases (Note 19)	533	271
Other	32	32
Total long-term debt	749,199	1,229,822
Less current maturities	(224,419)	(310,265)
Long-term debt less current maturities	$ 524,780	$ 919,557

On June 27, 2001, ISP Chemco and three of its wholly owned subsidiaries jointly issued $205.0 million aggregate principal amount of 10 1/4% Senior Subordinated Notes due 2011 (the "2011 Notes"). The net proceeds of $197.3 million, after discount and fees, were placed in a restricted cash escrow account and used to retire the Company's 9 3/4% Senior Notes due 2002 (the "2002 Notes"). During the third quarter of 2001, the Company retired $19.9 million of the 2002 Notes, and the remaining $180.0 million of the 2002 Notes were retired on or prior to October 15, 2001. On July 31, 2001, ISP Chemco and those same three wholly owned subsidiaries jointly issued an additional $100.0 million aggregate principal amount of the 2011 Notes. These notes have the same

Note 13. Long-term Debt and Lines of Credit — (Continued)

terms as the 2011 Notes issued in June 2001. The net proceeds were $98.9 million, including $0.9 million of accrued interest from June 27, 2001 to the date of issuance, of which $98.0 million were placed in a restricted cash escrow account and used to retire a portion of the Company's 9% Senior Notes due 2003 (the "2003 Notes").

On November 13, 2001, ISP Chemco and those same three wholly owned subsidiaries jointly issued an additional $100.0 million aggregate principal amount of the 2011 Notes. These notes have the same terms as the 2011 Notes issued in June 2001 except with respect to interest accrual and registration rights. The net proceeds of $101.0 million were placed in a restricted cash escrow account and used to retire a portion of the 2003 Notes. The Company retired $16.9 million aggregate principal amount of the 2003 Notes in 2001. On January 14, 2002, the Company redeemed the remaining $307.9 million aggregate principal amount of the 2003 Notes. The Company will record an after-tax extraordinary charge of $4.7 million in the first quarter of 2002 in connection with this redemption.

The 2011 Notes are guaranteed by substantially all of ISP Chemco's domestic subsidiaries. The 2011 Notes were issued under an indenture which, among other things, limits the ability of ISP Chemco and its subsidiaries, except its accounts receivable subsidiary and certain immaterial subsidiaries, to incur additional debt, issue preferred stock, incur liens, and pay dividends or make certain other restricted payments and restricted investments.

In a related transaction, ISP Chemco and its three subsidiaries which issued the 2011 Notes also entered into $450.0 million of new senior secured credit facilities (the "Senior Credit Facilities"), the initial borrowings under which were used to repay amounts outstanding under the Company's previous credit facility. The Senior Credit Facilities are comprised of a $225.0 million term loan with a maturity of seven years and a $225.0 million revolving credit facility which will terminate in five years. The revolving credit facility includes a borrowing capacity not in excess of $50.0 million for letters of credit. All borrowings under the Senior Credit Facilities are based on either an alternate base rate (based on the banks' base rate or on the federal funds rate) or on the eurodollar rate plus a margin based on the ratio of ISP Chemco's total consolidated debt to EBITDA (as defined in the Senior Credit Facilities). The average interest rate at December 31, 2001 on borrowings under the Senior Credit Facilities was 5.3%. The Senior Credit Facilities require compliance with various financial covenants, including a total debt leverage maintenance ratio, a senior debt leverage maintenance ratio, an interest coverage ratio and a minimum adjusted net worth. At December 31, 2001, ISP Chemco and its subsidiaries were in compliance with these covenants. As of December 31, 2001, $95.3 million of borrowings and $5.6 million of letters of credit were outstanding under the revolving credit facility. In addition, the Senior Credit Facilities limit the ability of ISP Chemco and its subsidiaries, except its accounts receivable subsidiary and certain immaterial subsidiaries, to incur additional debt, issue preferred stock, incur liens, and pay dividends or make certain other restricted payments and restricted investments. ISP Chemco and substantially all of its domestic subsidiaries are designated as obligors under the Senior Credit Facilities. The obligations of the obligors under the Senior Credit Facilities are secured by a first-priority security interest in 100% of the capital stock of ISP Chemco's domestic subsidiaries and 66% of the capital stock of some of ISP Chemco's foreign subsidiaries, and substantially all of the real and personal property of the obligors, except for the Company's accounts receivable subsidiary and certain immaterial subsidiaries.

On December 13, 2001, Holdings issued $200.0 million principal amount of 10⅝% Senior Secured Notes due 2009 (the "2009 Notes"). The net proceeds from this issuance were approximately $194.3 million, of which $125.7 million were placed in a restricted cash escrow account and used to retire the remaining 2003 Notes on January 14, 2002. The 2009 Notes are secured by a first priority lien on all of the outstanding capital stock of ISP Chemco. The 2009 Notes are structurally subordinated to all liabilities of Holdings' subsidiaries. The 2009 Notes were issued under an indenture which, among other things, limits the ability of Holdings and its subsidiaries, except unrestricted subsidiaries, to incur additional debt, issue preferred stock, incur liens, and pay dividends or

Note 13. Long-term Debt and Lines of Credit — (Continued)

make certain other restricted payments and restricted investments. ISP Investco, its subsidiaries, the Company's accounts receivable subsidiary and certain immaterial subsidiaries have been designated as unrestricted subsidiaries under the indenture related to the 2009 Notes.

In October 1996, the Company issued $325 million principal amount of the 2003 Notes. As discussed above, the Company redeemed the remaining 2003 Notes on January 14, 2002.

Borrowings by the Company's subsidiaries, including those under the Senior Credit Facilities, are subject to the application of certain financial covenants contained in such agreement and in the indentures relating to the 2009 and 2011 Notes. As of December 31, 2001, the Company's subsidiaries were in compliance with such covenants, and the application of such covenants would not have restricted available borrowings under the Senior Credit Facilities.

The Senior Credit Facilities and the indentures governing the 2009 and 2011 Notes contain additional affirmative and negative covenants affecting some of the Company's subsidiaries, including restrictions on transactions with affiliates, sale-leaseback transactions, mergers and transfers of all or substantially all of those subsidiaries' assets. Additionally, in the event the holders of the 2009 Notes were to foreclose on ISP Chemco's capital stock following an event of default under those notes, the sale of the capital stock would constitute a change of control of ISP Chemco. Under the indenture governing the 2011 Notes, if a change of control of ISP Chemco occurs, ISP Chemco is obligated to make an offer to repurchase the 2011 Notes from their respective holders. The terms of the Senior Credit Facilities, however, prohibit the repayment of the 2011 Notes in that event, unless and until such time as the indebtedness under the Senior Credit Facilities is repaid in full. Failure to make such repayment upon a change of control would result in a default under the 2011 Notes. A change of control of ISP Chemco would also result in a default under the Senior Credit Facilities. In the event of a default under the indenture governing the 2011 Notes or under the Senior Credit Facilities, the holders of the 2011 Notes or the lenders under the Senior Credit Facilities, as the case may be, could elect to accelerate the maturity of all the 2011 Notes or the loans under the Senior Credit Facilities. Those events could have a material adverse effect on the Company's financial condition and results of operations.

At December 31, 2000, the Company had a $28.1 million mortgage obligation on its headquarters property. This mortgage was repaid in January 2001. Interest on the mortgage was at a floating rate based on LIBOR.

The Company believes that the fair value of its non-public variable rate indebtedness approximates the book value of such indebtedness because the interest rates on such indebtedness are at floating short-term rates. With respect to the Company's publicly traded debt securities, the Company has obtained estimates of fair values from an independent source believed to be reliable. The estimated fair value of the 2002 Notes as of December 31, 2000 was $165.9 million, the estimated fair value of the 2003 Notes as of December 31, 2000 and 2001 was $246.7 and $312.5 million, respectively, and the estimated fair value of the 2009 Notes and the 2011 Notes as of December 31, 2001 was $200.3 and $418.6 million, respectively.

The aggregate maturities of long-term debt as of December 31, 2001 for the next five years are as follows:

	(Thousands)
2002	$310,265
2003	2,390
2004	2,253
2005	2,252
2006	149,812

Note 13. Long-term Debt and Lines of Credit — (Continued)

In the above table, maturities in 2002 include the $307.9 million of 2003 Notes which were redeemed on January 14, 2002, based on their accreted value as of December 31, 2001. Maturities in 2006 include the $95.3 million of borrowings outstanding under the revolving credit facility, based on the expiration of the revolving credit facility in June 2006, and $54.6 million of maturities relating to the term loan under the Senior Credit Facilities. Maturities for each of the years 2002 through 2005 include $2.3 million of maturities relating to such term loan.

At December 31, 2001, the Company's foreign subsidiaries had total available short-term lines of credit aggregating $2.8 million, of which $2.7 million were unused. Short-term borrowings at December 31, 2000 were $143.7 million. The weighted-average interest rate on those borrowings was 7.0%. Short-term borrowings at December 31, 2001 were not significant.

Note 14. Benefit Plans

Eligible, full-time employees of the Company are covered by various benefit plans, as described below.

Defined Contribution Plan

The Company provides a defined contribution plan for eligible employees. The Company contributes up to 7% of participants' compensation (any portion of which can be contributed, at the participants' option, in the form of the Company's common stock), and also contributes fixed amounts, ranging from $50 to $750 per year depending on age, to the accounts of participants who are not covered by a Company-provided postretirement medical benefit plan. The aggregate contributions by the Company were $8.1, $7.7 and $7.3 million for 1999, 2000 and 2001, respectively.

Defined Benefit Plans

The Company provides a noncontributory defined benefit retirement plan for certain hourly employees in the United States (the "Hourly Retirement Plan"). Benefits under this plan are based on stated amounts for each year of service. The Company's funding policy is consistent with the minimum funding requirements of ERISA.

ISP Marl GmbH, a wholly owned subsidiary of the Company, provides a noncontributory defined benefit retirement plan for its hourly and salaried employees (the "ISP Marl Plan"). Benefits under this plan are based on average earnings over each employee's career with the Company.

The Company's net periodic pension cost (income) for the Hourly Retirement Plan and the ISP Marl Plan included the following components:

	Hourly Retirement Plan			ISP Marl Plan		
	Year Ended December 31,			Year Ended December 31,		
	1999	2000	2001	1999	2000	2001
	(Thousands)					
Service cost	$ 310	$ 247	$ 247	$176	$ 99	$133
Interest cost	1,678	1,811	1,932	236	132	220
Expected return on plan assets	(2,314)	(2,633)	(3,084)	—	—	—
Amortization of actuarial losses	215	40	36	12	—	—
Amortization of unrecognized prior service cost	174	190	190	11	7	8
Net periodic pension cost (income)	$ 63	$ (345)	$ (679)	$435	$238	$361

Note 14. Benefit Plans — (Continued)

The following tables set forth, for the years 2000 and 2001, reconciliations of the beginning and ending balances of the benefit obligation, fair value of plan assets, funded status and amounts recognized in the Consolidated Balance Sheets related to the Hourly Retirement Plan and the ISP Marl Plan:

	Hourly Retirement Plan December 31,		ISP Marl Plan December 31,	
	2000	2001	2000	2001
	(Thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$23,429	$25,406	$ 3,796	$ 3,165
Service cost	247	247	99	133
Interest cost	1,811	1,932	132	220
Plan amendments	236	—	—	—
Actuarial (gains) losses	1,028	1,707	(862)	128
Benefits paid	(1,345)	(1,416)	—	—
Benefit obligation at end of year	25,406	27,876	3,165	3,646
Change in plan assets:				
Fair value of plan assets at beginning of year	23,661	28,132	—	—
Actual return on plan assets	3,959	2,467	—	—
Employer contributions	1,857	1,308	—	—
Benefits paid	(1,345)	(1,416)	—	—
Fair value of plan assets at end of year	28,132	30,491	—	—
Reconciliation of funded status:				
Funded status	2,726	2,615	(3,165)	(3,646)
Transition obligation	—	—	96	123
Unrecognized prior service cost	1,109	919	—	—
Unrecognized actuarial (gains) losses	2,299	4,587	(64)	110
Net amount recognized in Consolidated Balance Sheets as (accrued) prepaid benefit cost	$ 6,134	$ 8,121	$(3,133)	$(3,413)

In determining the projected benefit obligation, the weighted-average assumed discount rate was 7.50% and 7.25% for 2000 and 2001, respectively, for the Hourly Retirement Plan, and was 6.5% for each year for the ISP Marl Plan. The expected long-term rate of return on assets, used in determining net periodic pension cost (income) for the Hourly Retirement Plan, was 11% for 2000 and 2001 and was 7% for each year for the ISP Marl Plan.

The Company also provides a nonqualified defined benefit retirement plan for certain key employees. Expense accrued for this plan was $0.9, $1.2 and $0.7 million for 1999, 2000 and 2001, respectively.

In connection with the Company's Supplemental Executive Retirement Plan and postretirement medical and life insurance plan, the Company owns certain life insurance policies with a face value of $98.9 million at December 31, 2001. These policies had a cash surrender value of $38.3 and $41.4 million at December 31, 2000 and 2001, respectively, and policy loans of $36.8 and $39.7 million, respectively. The net cash surrender value at December 31, 2000 and 2001 was $1.5 and $1.7 million, respectively, and is included in "Other assets."

Note 14. Benefit Plans — (Continued)

Postretirement Medical and Life Insurance

The Company generally does not provide postretirement medical and life insurance benefits, although it subsidizes such benefits for certain employees and certain retirees. Such subsidies were reduced as of January 1, 2000.

The net periodic postretirement benefit cost included the following components:

	Year Ended December 31,		
	1999	2000	2001
		(Thousands)	
Service cost	$ 7	$ 109	$ 123
Interest cost	608	576	679
Amortization of actuarial loss	-	-	64
Amortization of unrecognized prior service cost	(179)	(284)	(284)
Net periodic postretirement benefit cost	$ 436	$ 401	$ 582

The following table sets forth, for the years 2000 and 2001, reconciliations of the beginning and ending balances of the postretirement benefit obligation, funded status and amounts recognized in the Consolidated Balance Sheets related to postretirement medical and life insurance benefits:

	December 31,	
	2000	2001
	(Thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 7,640	$ 8,168
Service cost	109	123
Interest cost	576	679
Effect of plan amendments	(1,750)	—
Actuarial losses	2,051	1,356
Benefits paid, net of participant contributions	(458)	(565)
Benefit obligation at end of year	8,168	9,761
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contributions	458	565
Benefits paid, net of participant contributions	(458)	(565)
Fair value of plan assets at end of year	—	—
Reconciliation of funded status:		
Funded status	(8,168)	(9,761)
Unrecognized prior service cost	(2,440)	(2,157)
Unrecognized actuarial losses	842	2,135
Net amount recognized in Consolidated Balance Sheets as accrued benefit cost	$(9,766)	$(9,783)

For purposes of calculating the accumulated postretirement benefit obligation, the following assumptions were made. Retirees as of December 31, 2001 who were formerly salaried employees (with certain exceptions) were assumed to receive a Company subsidy of $400 to $1,000 per year. For retirees over age 65, this subsidy may be replaced by participation in a managed care program. With respect to retirees who were formerly hourly

Note 14. Benefit Plans — (Continued)

employees, most such retirees are subject to a $5,000 per person lifetime maximum benefit. Subject to such lifetime maximum, a 9% and 6% annual rate of increase in the Company's per capita cost of providing postretirement medical benefits was assumed for 2001 for such retirees under and over age 65, respectively. To the extent that the lifetime maximum benefits have not been reached, the foregoing rates were assumed to decrease gradually to an ultimate rate of 5% and 6%, respectively, by the year 2009 and remain at that level thereafter. The weighted-average assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.50% and 7.25% for 2000 and 2001, respectively.

The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 and 2001 by $156,000 and $25,000, respectively, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the years 2000 and 2001 by $11,000 and $2,000, respectively. A decrease of one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2000 and 2001 by $138,000 and $22,000, respectively, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the years 2000 and 2001 by $10,000 and $2,000, respectively.

Note 15. Stock Option and Award Plans, Long Term Incentive Plan and Stock Appreciation Rights

The 1991 Incentive Plan for Key Employees and Directors, as amended (the "1991 Plan"), authorized the grant of options to purchase a maximum of 13,000,000 shares of the Company's common stock. The Compensation Committee of the Board of Directors (the "Committee") determined the exercise price and vesting schedule of options granted under the 1991 Plan. In 1995 through 1999, the Company granted options to certain employees to purchase an aggregate of 3,217,020 shares of the Company's common stock at exercise prices ranging from $.625 to $5.625 below the fair market value of such shares on the date of grant. The difference between the exercise price and the fair market value of such shares on the date of grant is being recognized as compensation expense over the vesting period of 2½ to 5 years. Compensation expense for such options was $0.8, $0.5 and $0.6 million in 1999, 2000 and 2001, respectively. All other employee options granted under the 1991 Plan have a term of nine years, have an exercise price equal to the fair market value of such shares on the date of grant and become exercisable at a rate determined by the Committee at the time of grant. Special vesting rules apply to options granted to non-employee directors. The 1991 Plan expired in accordance with its terms in June 2000, and no additional options will be granted under the 1991 Plan.

Effective July 1, 2000, the Company adopted the 2000 Stock Option Plan for Non-Employee Directors (the "2000 Plan"), which was approved by stockholders in May 2001. The 2000 Plan authorizes the grant of options to purchase a maximum of 200,000 shares of the Company's common stock. Under the 2000 Plan, each non-employee director is granted a non-qualified stock option to purchase 5,000 shares of common stock (the "Initial Option") on the date such person becomes an eligible director and an additional non-qualified option to purchase 3,000 shares of common stock (an "Additional Option") on each anniversary of the date of grant of the Initial Option. The term of each option granted is nine years. Initial Options are subject to a three-year vesting period, commencing on the first anniversary of the date of grant, and Additional Options are subject to a one-year vesting period, becoming exercisable in full on the first anniversary of the date of grant. The exercise price of the options is equal to the fair market value of such shares on the date of grant. During 2000 and 2001, the Company granted 15,000 and 19,000 options, respectively, pursuant to the 2000 Plan, of which 28,000 options were outstanding at December 31, 2001.

Note 15. Stock Option and Award Plans, Long Term Incentive Plan and Stock Appreciation Rights — (Continued)

The Company has elected the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies APB Opinion No. 25 and related interpretations in accounting for the 1991 Plan and the 2000 Plan (collectively, the "Plans"). If the Company had elected to recognize compensation cost based on the fair value of awards under the Plans at grant dates, the Company's pro forma net income (loss) for the years 1999, 2000 and 2001 would have been $71.2, $91.8 and $(1.3) million, respectively, and pro forma basic earnings (loss) per share would have been $1.04, $1.35 and $(.02), respectively. The SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.

The fair value of the Company's stock options used to compute pro forma net income and earnings per share is the estimated present value at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 6%; expected life of 6 years; expected volatility of 24%; and dividend yield of 0%.

The following is a summary of transactions pertaining to the Plans:

	Year Ended December 31, 1999		Year Ended December 31, 2000		Year Ended December 31, 2001	
	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding, January 1	6,989	$12.06	8,028	$10.93	4,625	$10.50
Granted	3,468	9.47	20	6.12	19	8.68
Exercised	(292)	7.03	(87)	6.40	(208)	7.17
Exchanged for Incentive Plan Units	—	—	(2,033)	10.94	—	—
Forfeited	(2,137)	12.78	(1,303)	11.62	(570)	11.71
Outstanding, December 31	8,028	10.93	4,625	10.50	3,866	10.49
Options exercisable, December 31	3,162	10.81	2,669	10.24	3,158	10.48

Based on calculations using the Black-Scholes option-pricing model, the weighted-average fair value of options granted in 1999, 2000 and 2001 under the Plans for which the exercise price equaled the fair market value of such shares on the date of grant was $2.91, $1.81 and $4.06 per share, respectively, and such weighted-average fair value of options granted in 1999 for which the exercise price was less than the fair market value of such shares on the date of grant was $5.64; all options granted in 2000 and 2001 were at exercise prices equal to the fair market value at the date of grant.

Note 15. Stock Option and Award Plans, Long Term Incentive Plan and Stock Appreciation Rights — (Continued)

The following is a summary of the status of stock options outstanding and exercisable under the Plans as of December 31, 2001:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares (000's)	Weighted Average Exercise Price
\$ 3.781 - \$ 5.875	270	\$ 4.69	3.65 years	153	\$ 4.83
\$ 5.876 - \$ 8.938	882	7.47	2.01 years	866	7.46
\$ 8.939 - \$13.313	2,031	10.84	5.29 years	1,609	11.00
\$13.314 - \$18.625	683	15.64	5.45 years	530	15.50
Total	3,866	10.49	4.45 years	3,158	10.48

In February 2000, the Company adopted the 2000 Long Term Incentive Plan (the "Incentive Plan"), which authorizes the grant of incentive units ("Incentive Units") to eligible Company employees. The Incentive Plan is administered by the Committee, which in its sole discretion determines the number of Incentive Units to be granted to each employee. Generally, Incentive Units vest cumulatively, in 20% increments over five years, or in 10% increments every six months over five years. The value of Incentive Units is determined at the end of each fiscal quarter based on total Stockholders' Equity (excluding accumulated other comprehensive income and losses) divided by total common shares outstanding. The Incentive Plan will terminate five years after its effective date of February 2000, unless terminated sooner by the Committee.

In 2000, employees exchanged an aggregate of 2,032,994 stock options granted under the 1991 Plan (discussed above) for an aggregate of 1,508,062 Incentive Units. An additional 2,052,725 Incentive Units were granted during 2000. At December 31, 2000, 3,342,049 Incentive Units were outstanding. In 2001, 1,272,751 Incentive Units were granted, and as of December 31, 2001, 4,206,614 Incentive Units were outstanding. Compensation expense for such Incentive Units was \$2.0 and \$3.8 million in 2000 and 2001, respectively.

In 2000 and 2001, the Company issued restricted stock awards to two executives for 230,000 and 20,000 shares, respectively, of the Company's common stock pursuant to individual plan agreements. Such shares were issued subject to certain conditions with respect to transfer and other restrictions as prescribed by the plans. The restricted shares vest over a period of four to five years. Upon the issuance of the restricted shares, unearned compensation, equivalent to the market price of the shares on the date of grant, in the amount of \$1.3 and \$0.2 million in 2000 and 2001, respectively, was charged to Stockholders' Equity and is being amortized to compensation expense as the shares vest. Compensation expense in 2001 related to these restricted shares was \$0.3 million. Also in 2000 and 2001, the Company granted two executives stock bonus awards totaling 75,000 and 13,055 shares, respectively, of the Company's common stock and, in connection with such awards and the vesting of the restricted stock awards, also made loans totaling \$167,000 and \$160,000, respectively, to such executives to enable them to satisfy certain withholding tax obligations. These loans are evidenced by recourse promissory notes that bear interest at the rate of 6.45% per annum. The loans in 2000 for \$167,000 were repaid on April 15, 2001. The loans in 2001 for \$160,000 were converted to demand notes with interest at the Applicable Federal Rate for Short Term Instruments. The value of the stock awards on the date of issuance, totaling \$455,000 and \$100,000, was charged to compensation expense in 2000 and 2001, respectively. The excess of the cost of the treasury stock issued over the market value of the shares on the date of the awards, totaling \$275,000 and \$18,000, respectively, and the loans of \$167,000 and \$160,000, were reflected as reductions of "Additional paid-in capital."

Note 15. Stock Option and Award Plans, Long Term Incentive Plan and Stock Appreciation Rights - (Continued)

ISP Holdings issued options in 1996 to certain employees to purchase 138,983 shares of ISP Holdings' redeemable convertible preferred stock ("Preferred Stock"), exercisable at a price of $111.44 per share. Each share of Preferred Stock was convertible, at the holder's option, into shares of common stock of ISP Holdings at a formula price based on the sum of the determined initial Book Value (as defined) plus interest on such Book Value at a specified rate. The options vested over seven years, subject to earlier vesting under certain circumstances including in connection with a change of control.

ISP Holdings also issued stock appreciation rights ("SARs") in 1996 related to 27,748 shares of ISP Holdings' common stock. The SARs represented the right to receive a cash payment based upon the appreciation in value of the specified number of shares of common stock of ISP Holdings over the sum of the determined initial Book Value (as defined) per share of common stock of ISP Holdings plus interest on such Book Value at a specified rate. The SARs vested over a five-year period, subject to earlier vesting under certain circumstances including in connection with a change of control.

As a result of the Merger (see Note 1), ISP Holdings' Preferred Stock option and SAR programs were terminated, and the Company charged $7.9 million against operating income for cash payments made in 1998 for amounts vested at that time. Additional expense is being recorded over the remaining vesting period from the date of the Merger through 2003, including $0.9 million in 1999, $0.4 million in 2000 and $0 in 2001.

Note 16. Related Party Transactions

Included in the Consolidated Balance Sheets are the following net receivable balances with related parties, which arise from operating transactions between the Company and its affiliates, including the sales of mineral products and the management agreement, as discussed below:

	December 31,	
	2000	2001
	(Thousands)	
Building Materials Corporation of America ("BMCA")	$10,253	$9,301
G-I Holdings	1,610	2
Other	(239)	(294)
Receivable from related parties, net	$11,624	$9,009

As discussed in Notes 8 and 19, in January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related claims. As a result, the Company, as of December 31, 2000, established a reserve for doubtful receivables from G-I Holdings of $2.7 million, representing $0.6 million of unpaid management fees (see below) and $2.1 million of other payments which the Company made on behalf of G-I Holdings.

BMCA, an indirect subsidiary of G-I Holdings and an affiliate of the Company, and its subsidiaries purchase all of their colored roofing granules requirements from the Company under a requirements contract, except for the requirements of certain of their roofing plants which are supplied by a third party. Effective January 1, 2002, this contract was extended by the parties to expire on December 31, 2002. In 2001, BMCA and its subsidiaries purchased a total of $63.4 million of mineral products from the Company, representing 8.1% of the Company's total net sales and 78.6% of the Company's net sales of mineral products. Sales by the Company to BMCA and its subsidiaries totaled $57.3 and $59.3 million for 1999 and 2000, respectively. The receivable from BMCA and its subsidiaries for sales of mineral products as of December 31, 2000 and 2001 was $7.7 and $8.8 million, respectively.

Note 16. Related Party Transactions — (Continued)

Pursuant to a management agreement (the "Management Agreement"), the Company, through a subsidiary, provides certain general management, administrative, legal, telecommunications, information and facilities services to BMCA. Charges by the Company for providing such services aggregated $6.1, $6.1 and $6.8 million for 1999, 2000 and 2001, respectively, and are reflected as reductions of "Selling, general and administrative" expense. Such charges consist of management fees and other reimbursable expenses attributable to, or incurred by the Company for the benefit of, the respective parties, which are based on an estimate of the costs the Company incurs to provide such services. The receivable for such management fees as of December 31, 2000 and 2001 was $1.5 and $0.5 million, respectively. The Management Agreement also provides that the Company pay to a subsidiary of G-I Holdings lease payments for the use of one of the Company's sales offices. Effective January 1, 2001, the Management Agreement was amended to extend the term of the agreement through December 31, 2002, to provide for the automatic extension of the agreement for successive quarterly periods unless the agreement is terminated by a party, and to adjust the management fees payable thereunder. The Company and BMCA also allocate a portion of the management fees payable by BMCA under the Management Agreement to separate lease payments for the use of BMCA's headquarters. Based on the services provided by the Company in 2001 under the Management Agreement, the aggregate amount payable to the Company under the Management Agreement for 2002, net of the lease payments to the subsidiary of G-I Holdings, is expected to be approximately $6.0 million.

In September 1999, the Company granted its President and Chief Executive Officer the right to purchase, and such officer purchased, 318,599 shares of its common stock held in treasury for a purchase price of $9.563 per share, or an aggregate of $3.047 million. Pursuant to the purchase agreement, the Company loaned such officer $3.047 million to purchase the shares of common stock, which loan is evidenced by a recourse demand note with interest at the Applicable Federal Rate for Short Term Instruments. The principal amount of the note is payable in four installments from June 2001 through January 2004. However, if this officer remains continuously employed by the Company through each installment date, the principal amount due on such installment date will be forgiven. As the loan is forgiven, compensation expense is being recorded, including $762,000 in the year 2001. The loan balance outstanding, $2.3 million at December 31, 2001, is reflected as a reduction of "Additional paid-in capital". The difference between the market value of the shares issued of $9.563 per share and the average cost per share in treasury of $9.73 per share, amounting to $53,000, was also reflected as a reduction of "Additional paid-in capital."

Note 17. *Business Segment Information*

The Company is a leading multinational manufacturer of a broad spectrum of specialty chemicals and mineral products. In addition to the Mineral Products business segment, the Company operates its Specialty Chemicals business through three reportable business segments, organized based upon the markets for their products and the internal management of the Company, as follows:

Personal Care products serve as critical ingredients in the formulation of many well-known skin care, hair care, toiletry and cosmetic products. Skin care ingredients include sunscreen actives, waterproofing agents, preservatives, emollients and moisturizers. Hair care ingredients include a number of specially formulated fixative resins for hairsprays, mousses and gels, as well as thickeners and stabilizers for shampoos and conditioners.

Pharmaceutical, Food and Beverage products are sold to these three government-regulated industries. In the pharmaceutical market, the Company's products serve as key ingredients in prescription and over-the-counter tablets, injectable prescription drugs and serums, cough syrups, antiseptics, toothpastes and denture adhesives. The Company's food products are comprised of the alginates business which was acquired in October 1999 (see Note 9). The Company's alginates products are used as stabilizers in many well-known consumer products. The Company's specialty polymers serve the beverage market by assuring the clarity and extending the shelf life of beer, wine and fruit juices.

Note 17. Business Segment Information — (Continued)

Performance Chemicals, Fine Chemicals and Industrial. The Company's Performance Chemicals business includes acetylene-based polymers, vinyl ether monomers, and advanced materials for consumer, agricultural and industrial applications. The Company's acetylene-based chemistry produces a number of performance polymers for use in a wide range of markets including coatings, agriculture, imaging, detergents, electronics and metalworking. The Company manufactures a broad range of highly specialized fine chemicals which are sold to the pharmaceutical, biotechnology, agricultural and imaging markets, including bulk pharmaceuticals, pharmaceutical intermediates, and pheromones for use in insect population measurement and control. The Company's Industrial business markets several intermediate and solvent products, such as butanediol, tetrahydrofuran (THF) and N-methyl pyrrolidone (NMP), which are sold primarily to industrial markets for use in high performance plastics, lubricating oil and chemical processing, electronics cleaning, and coatings.

Mineral Products. The Company manufactures ceramic-coated colored roofing granules that are sold primarily to the North American roofing industry for use in the production of asphalt roofing shingles.

The following segment data are presented based on the Company's internal management reporting system for the four reportable business segments. The Company evaluates segment performance based on operating income. Therefore, the measure of profit or loss that is reported to management for each segment is operating income. Interest expense, other income items and income taxes are not allocated to the business segments for management reporting. At this time, the Company's internal management reporting system does not report assets by segment for the three specialty chemicals reportable segments (Personal Care; Pharmaceutical, Food and Beverage; and Performance Chemicals, Fine Chemicals and Industrial), as many of the Company's plant assets are utilized by several of the segments. Therefore, the following asset-related segment data are presented only for Specialty Chemicals and Mineral Products.

Sales of Mineral Products to BMCA and its subsidiaries in 1999, 2000 and 2001 accounted for 65.7%, 82.5% and 78.6%, respectively, of the Company's net sales of Mineral Products, representing 7.3%, 7.6% and 8.1%, respectively, of the Company's total net sales. No other customer accounted for more than 5% of the Company's total net sales in 1999, 2000 or 2001.

Note 17. Business Segment Information — (Continued)

	Year Ended December 31,		
	1999	2000	2001
		(Millions)	
Net sales:			
Personal Care	$ 187.1	$ 189.0	$ 196.2
Pharmaceutical, Food and Beverage	177.3	232.8	234.6
Performance Chemicals, Fine Chemicals and Industrial	335.7	290.2	275.7
Total Specialty Chemicals	700.1	712.0	706.5
Mineral Products(1)	87.3	71.9	80.7
Net sales	$ 787.4	$ 783.9	$ 787.2
Operating income(2):			
Personal Care(3)	$ 47.1	$ 33.2	$ 34.0
Pharmaceutical, Food and Beverage	40.7	48.0	48.5
Performance Chemicals, Fine Chemicals and Industrial	44.0	4.4	18.5
Total Specialty Chemicals	131.8	85.6	101.0
Mineral Products	16.1	9.4	10.7
Total segment operating income	147.9	95.0	111.7
Unallocated corporate office (expenses) income	(1.5)	0.8	0.4
(Provision) benefit for restructuring(4)	(0.4)	(14.4)	0.5
Total operating income	146.0	81.4	112.6
Interest expense and other income (expense), net	(69.5)	63.6	(111.6)
Income from continuing operations before income taxes	$ 76.5	$ 145.0	$ 1.0
Assets:			
Specialty Chemicals	$1,182.0	$1,173.3	$1,251.3
Mineral Products	153.3	152.9	147.5
General Corporate(5)	500.0	634.1	773.8
Total assets	$1,835.3	$1,960.3	$2,172.6
Capital expenditures and acquisitions:			
Specialty Chemicals	$ 101.5	$ 53.8	$ 95.9
Mineral Products	7.5	4.6	5.5
Total	$ 109.0	$ 58.4	$ 101.4
Depreciation and amortization of goodwill and intangibles:			
Specialty Chemicals	$ 53.1	$ 55.9	$ 59.1
Mineral Products	11.4	11.0	10.7
Unallocated corporate office	0.4	0.6	0.5
Total	$ 64.9	$ 67.5	$ 70.3

(1) Includes sales to BMCA and its subsidiaries of $57.3, $59.3 and $63.4 million for 1999, 2000 and 2001, respectively.

(2) Operating income for 1999 and 2000 for the three Specialty Chemicals business segments has been reclassified to conform to the 2001 presentation, based on a reallocation of certain manufacturing costs.

Note 17. Business Segment Information — (Continued)

(3) Personal Care operating income for the year 1999 includes a pre-tax gain of $8.5 million from the sale of the pearlescent pigments product line. See Note 6.

(4) Of the $14.4 million provision for restructuring in 2000, $11.9 million relates to the Personal Care business segment and $2.5 million relates to the Performance Chemicals, Fine Chemicals and Industrial business segment. Of the $0.5 million reversal of restructuring reserves in 2001, $0.4 million relates to the Personal Care business segment and $0.1 million relates to the Performance Chemicals, Fine Chemicals and Industrial business segment.

(5) General Corporate assets primarily represent the Company's investments in trading and available-for-sale securities and other short-term investments which, in 2001, are held in a separate wholly owned subsidiary of the Company, ISP Investco Inc., for general corporate purposes and are not allocated to business segments. The year 2001 also includes $307.9 million of restricted cash which was used to redeem the remaining 2003 Notes on January 14, 2002 (see Note 13).

Note 18. Geographic Information

Financial information set forth below for foreign operations represents sales and long-lived assets (property, plant and equipment) of foreign-based subsidiaries. Net sales are attributed to countries based on the location of customers and reflect the Company's internal management reporting system.

	Year Ended December 31,		
	1999	2000	2001
		(Millions)	
Net sales:			
North America:			
United States	$410.5	$389.5	$376.9
Canada	16.9	21.1	22.0
Total North America	427.4	410.6	398.9
Europe:			
Germany	89.0	73.0	78.6
United Kingdom	39.8	35.6	33.3
France	17.3	19.7	21.5
Italy	15.9	14.1	15.8
Spain	11.4	11.2	13.0
Belgium	5.6	10.5	13.1
Switzerland	7.7	9.3	11.3
Other European countries	47.4	54.0	54.0
Total Europe	234.1	227.4	240.6
Asia-Pacific:			
Japan	24.7	26.3	27.2
South Korea	9.3	13.9	16.0
China	12.7	15.9	9.2
Australia	11.5	10.9	10.2
Taiwan	9.6	11.7	8.8
Other Asia-Pacific countries	21.1	21.6	26.8
Total Asia-Pacific	88.9	100.3	98.2

Note 18. Geographic Information — (Continued)

	Year Ended December 31,		
	1999	2000	2001
		(Millions)	
Latin America:			
Mexico	12.3	19.6	19.4
Brazil	12.7	16.6	16.4
Other Latin American countries	12.0	9.4	13.7
Total Latin America	37.0	45.6	49.5
Total net sales	$787.4	$783.9	$787.2
Property, plant and equipment, net:			
United States	$496.1	$495.1	$493.9
Germany	48.0	43.7	36.9
United Kingdom	11.3	11.3	12.1
All other foreign countries	14.8	12.9	17.9
Total property, plant and equipment, net	$570.2	$563.0	$560.8

Approximately 52% of the Company's sales in 2001 were in foreign countries which are subject to currency exchange rate fluctuation risks. See Note 2 for a discussion of the Company's policy to manage these risks. Certain countries in which the Company has sales are subject to additional risks, including high rates of inflation, exchange controls, government expropriation and general instability.

Note 19. Commitments and Contingencies

Asbestos Litigation Against G-I Holdings

In January 2001, G-I Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code due to its asbestos-related bodily injury claims relating to the inhalation of asbestos fiber ("Asbestos Claims"). Neither the Company nor the assets or operations of the Company, which was operated as a division of a corporate predecessor of G-I Holdings prior to July 1986, have been involved in the manufacture or sale of asbestos products. The Company believes that it should have no legal responsibility for damages in connection with Asbestos Claims.

The Company has been advised by its Chairman of the Board, Samuel J. Heyman, that in 2000, three actions were commenced by creditors or potential creditors of G-I Holdings, two of which were filed against Mr. Heyman and the third against Mr. Heyman and certain other stockholders of G-I Holdings. Two of the actions commenced in 2000 were effectively stayed and the third was dismissed as a result of the G-I Holdings Chapter 11 filing. In September 2001, the Official Committee of Unsecured Creditors of G-I Holdings filed a substantially similar action against Mr. Heyman. The actions allege, among other things, that the distribution by G-I Holdings of the capital stock of the Company to Mr. Heyman and certain G-I Holdings stockholders in January 1997 was without fair consideration and a fraudulent conveyance. These actions seek, among other things, to set aside such distribution and to require Mr. Heyman and such other stockholders to return to G-I Holdings the capital stock of the Company held by them as well as an unspecified amount of damages. The defendants in such actions have advised the Company that they believe these actions are without merit and that the defendants intend to vigorously oppose them. However, if such actions were successful, the plaintiffs could seek to undo such distribution, which could result in a change of control of the Company. See Note 13 for a discussion of the Senior Credit Facilities.

Note 19. **Commitments and Contingencies — (Continued)**

Environmental Litigation

The Company, together with other companies, is a party to a variety of proceedings and lawsuits involving environmental matters ("Environmental Claims"), under the Comprehensive Environmental Response Compensation and Liability Act, Resource Conservation and Recovery Act and similar state laws, in which recovery is sought for the cost of cleanup of contaminated sites or remedial obligations are imposed, a number of which Environmental Claims are in the early stages or have been dormant for protracted periods.

The Company estimates that its liability with respect to all Environmental Claims (including those relating to its closed Linden, New Jersey plant described below), and certain other environmental compliance expenses, as of December 31, 2001, is approximately $26.6 million, before reduction for insurance recoveries reflected on the Company's Consolidated Balance Sheet (discussed below) of $21.7 million that relate to both past expenses and estimated future liabilities ("estimated recoveries"). While the Company cannot predict whether adverse decisions or events can occur in the future, in the opinion of the Company's management, the resolution of the Environmental Claims should not be material to the business, liquidity, results of operations, cash flows or financial position of the Company. However, adverse decisions or events, particularly as to increases in remedial costs, discovery of new contamination, assertion of natural resource damages, plans for development of the Linden, New Jersey property, and the liability and the financial responsibility of the Company's insurers and of the other parties involved at each site and their insurers, could cause the Company to increase its estimate of its liability in respect of those matters. It is not currently possible to estimate the amount or range of any additional liability.

After considering the relevant legal issues and other pertinent factors, the Company believes that it will receive the estimated recoveries and that the recoveries could be in excess of the current estimated liability for all Environmental Claims, although there can be no assurance in this regard. The Company believes it is entitled to substantially full defense and indemnity under its insurance policies for most Environmental Claims, although the Company's insurers have not affirmed a legal obligation under the policies to provide indemnity for those claims.

In June 1997, G-I Holdings commenced litigation against the insurers on behalf of itself and its predecessors, successors, subsidiaries and related corporate entities seeking amounts substantially in excess of the estimated recoveries. While the Company believes that its claims are meritorious, there can be no assurance that the Company will prevail in its efforts to obtain amounts equal to, or in excess of, the estimated recoveries.

In June 1989, the Company entered into a Consent Order with the New Jersey Department of Environmental Protection ("NJDEP") requiring the development of a remediation plan for its closed Linden, New Jersey plant and the maintenance of financial assurances (currently $7.5 million) to guarantee the Company's performance. This Consent Order does not address any potential natural resource damage claims for which an estimate cannot currently be made. In April 1993, the NJDEP issued orders which require the prevention of discharge of contaminated groundwater and stormwater from the site and the elimination of other potential exposure concerns. The Company believes, although it cannot be certain, that, taking into account its plans for development of the site, it can comply with the NJDEP order at a cost of approximately $17.0 million.

Lease Commitments

Leases for certain equipment at the Company's mineral products plants are accounted for as capital leases and are included in "Property, plant and equipment, net," at December 31, 2000 and 2001 in the amount of $0.9 and $0.4 million, respectively. The Company also has operating leases for a sale-leaseback transaction related to its Freetown, Massachusetts manufacturing facility, which was entered into in 1998, and for transportation, production and data processing equipment and for various buildings and offices. Rental expense on operating

Note 19. Commitments and Contingencies — (Continued)

leases was $17.3, $17.9 and $17.4 million for 1999, 2000 and 2001, respectively. Future minimum lease payments for properties which were held under long-term noncancelable leases as of December 31, 2001 were as follows:

	Capital Leases	Operating Leases
	(Thousands)	
2002	$140	$10,585
2003	144	9,739
2004	4	8,542
2005	1	7,251
2006	—	1,223
Later years	—	7,009
Total minimum payments	289	$44,349
Less interest included above	(18)	
Present value of net minimum lease payments	$271	

Other Matters

The Company has received site designation for the construction of a hazardous waste treatment, storage and disposal facility at its Linden, New Jersey property and has received approval from the New Jersey Turnpike Authority for a direct access ramp extension from the New Jersey Turnpike to the site. If the Company is successful in securing the necessary permits to construct and operate the hazardous waste facility and decides to proceed with this project, the Company would develop and operate the facility in a separate subsidiary, either on its own or in a joint venture with a suitable partner. The Company estimates that the cost of constructing the facility will be approximately $100 million and, if approved, the facility is anticipated to be in operation three years after commencement of construction. The Company anticipates utilizing internally generated cash and/or seeking project or other independent financing for this project. Accordingly, the Company would not expect such facility to impact materially its liquidity or capital resources. The Company is also investigating other development opportunities at this site consistent with a plan by the County of Union to re-develop the Tremley Point area of Linden. The Company expects that related planning and evaluation efforts will continue through 2002. The net book value of the Linden property at December 31, 2001 was $15.8 million.

See Note 8 for information regarding additional contingencies.

INTERNATIONAL SPECIALTY PRODUCTS INC.

SUPPLEMENTARY DATA (UNAUDITED)

Quarterly Financial Data (Unaudited)

	2000 by Quarter				2001 by Quarter			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(Millions, except per share amounts)							
Net sales	$197.9	$200.3	$195.9	$189.8	$203.2	$203.3	$188.6	$192.1
Cost of products sold	129.4	127.0	129.7	128.8	133.3	122.3	114.9	130.3
Gross profit	$ 68.5	$ 73.3	$ 66.2	$ 61.0	$ 69.9	$ 81.0	$ 73.7	$ 61.8
Operating income(1)	$ 25.6	$ 29.8	$ 23.9	$ 2.1	$ 25.9	$ 35.6	$ 30.5	$ 20.6
Income (loss) before income taxes	$ 11.8	$ 15.2	$ 41.5	$ 76.5	$ 35.4	$ 0.2	$ (2.9)	$ (31.7)
Income tax (provision) benefit	(4.1)	(5.4)	(14.5)	(26.9)	(12.4)	(0.1)	1.0	11.1
Income (loss) before cumulative effect of change in accounting principle	7.7	9.8	27.0	49.6	23.0	0.1	(1.9)	(20.6)
Cumulative effect of change in accounting principle, net of income tax benefit	—	—	—	—	(0.4)	—	—	—
Net income (loss)	$ 7.7	$ 9.8	$ 27.0	$ 49.6	$ 22.6	$ 0.1	$ (1.9)	$ (20.6)
Earnings per common share(2):								
Basic:								
Income (loss) before cumulative effect of accounting change	$ .11	$ .14	$ .40	$ .74	$ .35	$ —	$ (.03)	$ (.32)
Cumulative effect of accounting change	—	—	—	—	(.01)	—	—	—
Net income (loss)	$ .11	$ .14	$ .40	$ .74	$ .34	$ —	$ (.03)	$ (.32)
Diluted:								
Income (loss) before cumulative effect of accounting change	$ .11	$ .14	$ .40	$ .74	$ .35	$ —	$ (.03)	$ (.32)
Cumulative effect of accounting change	—	—	—	—	(.01)	—	—	—
Net income (loss)	$ .11	$ .14	$ .40	$ .74	$ .34	$ —	$ (.03)	$ (.32)

(1) Operating income for the fourth quarter of 2000 reflects a provision for restructuring of $14.4 million. See Note 4 to Consolidated Financial Statements.

(2) Earnings per share are calculated separately for each quarter and the full year. Accordingly, annual earnings per share will not necessarily equal the total of the quarters.

SCHEDULE II

INTERNATIONAL SPECIALTY PRODUCTS INC.
VALUATION AND QUALIFYING ACCOUNTS

Year Ended December 31, 1999
(Thousands)

Description	Balance January 1, 1999	Charged to Costs and Expenses	Deductions	Balance December 31, 1999
Valuation and Qualifying Accounts Deducted From Assets to Which They Apply:				
Allowance for doubtful accounts . .	$ 2,494	$ 2,026	$ 1,109(a)	$ 3,411
Reserve for inventory market valuation.	21,360	5,063	11,275(a)	15,148
Reserves for restructuring and staff reduction	9,342	2,273(c)	10,291(d)	1,324

Year Ended December 31, 2000
(Thousands)

Description	Balance January 1, 2000	Charged to Costs and Expenses	Deductions	Other	Balance December 31, 2000
Valuation and Qualifying Accounts Deducted From Assets to which They Apply:					
Allowance for doubtful accounts . .	$ 3,411	$ 1,934	$ 434(a)	$ —	$ 4,911
Reserve for inventory market valuation	15,148	11,902	8,535(a)	3,798(b)	22,313
Reserves for restructuring and staff reduction	1,324	3,613	1,324	—	3,613

Year Ended December 31, 2001
(Thousands)

Description	Balance January 1, 2001	Charged to Costs and Expenses	Deductions	Balance December 31, 2001
Valuation and Qualifying Accounts Deducted From Assets to which They Apply:				
Allowance for doubtful accounts . .	$ 4,911	$ 2,474	$ 1,913(a)	$ 5,472
Reserve for inventory market valuation	22,313	10,427	4,708(a)	28,032
Reserves for restructuring and staff reduction	3,613	—	3,613(e)	—

(a) Represents write-off of uncollectible accounts net of recoveries, and the effects of foreign currency translation.

(b) Represents balance acquired in acquisitions.

(c) Reflects a reserve established for a staff reduction program in 1999 (see Note 4 to Consolidated Financial Statements).

(d) Includes $1,863 of excess reserves which were reversed and credited to the Consolidated Statement of Income (see Note 4 to Consolidated Financial Statements).

(e) Includes $471 of excess reserves which were reversed and credited to the Consolidated Statement of Income (see Note 4 to Consolidated Financial Statements).

[This page intentionally left blank]

INTERNATIONAL SPECIALTY PRODUCTS

BOARD OF DIRECTORS

Charles M. Diker
Chairman of the Board, Cantel Medical Corp.

Robert Englander
Chairman of the Board and Chief Executive Officer, Belvoir Publications

Samuel J. Heyman
Chairman of the Board, International Specialty Products Inc.

Sanford Kaplan
Private Investor

Sunil Kumar
President and Chief Executive Officer, International Specialty Products Inc.

Burt Manning
President, Brookbound Inc.;
Chairman of the Board, Emeritus
J. Walter Thompson Company

Alan M. Meckler, PhD,
Chairman of the Board and Chief Executive Officer, INT Media Group, Inc.

EXECUTIVE MANAGEMENT AND DIVISION MANAGERS

Samuel J. Heyman
Chairman of the Board

Sunil Kumar
President and
Chief Executive Officer

Richard A. Weinberg
Executive Vice President,
General Counsel and Secretary

Susan B. Yoss
Executive Vice President,
Finance and Treasurer

Warren Bishop
Senior Vice President and
General Manager - Asia Pacific

Paul T. Brady
Senior Vice President, Sales - Americas

Roger J. Cope
Senior Vice President, Sales and
Commercial Director - Europe

Lawrence J. Grenner
Senior Vice President,
Marketing and Product Development

Wade Kemp
General Manager, Minerals

Melvin W. Martin
Senior Vice President, Purchasing
and Industrial

Neal E. Murphy
Senior Vice President and
Chief Financial Officer

Stephen R. Olsen
Senior Vice President,
Corporate Development

Steven E. Post
Senior Vice President,
Operations

James T. Strupp
Interim Senior Vice President,
Human Resources

SHAREHOLDER INFORMATION

ANNUAL MEETING
The 2001 Annual Meeting of Shareholders is scheduled to be held at 10:00 a.m., Thursday, May 16, 2002 at:

Weil, Gotshal & Manges LLP
767 Fifth Avenue, 25th Floor
New York, New York 10153

FORM 10-K
Additional Copies of the Company's Annual Report on Form 10-K (including financial statements and schedules), as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to:

International Specialty Products
Shareholder Relations Department
1361 Alps Road
Wayne, New Jersey 07470

Or you may call: (800) 526-5315

STOCK TRANSFER AGENT
AND REGISTRAR
The Bank of New York
101 Barclay Street
New York, New York 10007
Telephone: (800) 524-4458

INVESTOR RELATIONS
Inquiries should be directed to:
Neal E. Murphy
Chief Financial Officer
International Specialty Products
1361 Alps Road
Wayne, New Jersey 07470
Telephone: (973) 872-4200
e-mail: nmurphy@ispcorp.com

International Specialty Products Inc. common stock is listed on the New York Stock Exchange (symbol: "ISP").

World Headquarters

1361 Alps Road, Wayne, New Jersey 07470. www.ispcorp.com

INTERNATIONAL SPECIALTY PRODUCTS